Exhibit 2.1

PURCHASE AGREEMENT

dated as of

December 22, 2010

by and

between

STG-Fairway Holdings, LLC

as Buyer

and

CoreLogic, Inc.

as Seller

TABLE OF CONTENTS

Article I
GENERAL

1.01	Defined Terms	2

Article II PURCHASE AND SALE

2.01	Purchase and Sale of the Shares and Certain Other Assets	11
2.02	Closing	11
2.03	Purchase Price	11
2.04	Closing Adjustment	11
2.05	Closing Deliveries by Seller	12
2.06	Closing Deliveries by Buyer	13
2.07	Post-Closing Statements	14
2.08	Reconciliation of Post-Closing Statements	14
2.09	Post-Closing Adjustment	15
2.10	Payments and Computations	16
2.11	Allocation of the Purchase Price	16
2.12	Withholding Taxes	17

Article III REPRESENTATIONS AND WARRANTIES OF SELLER

3.01	Incorporation, Qualification and Authority of Seller	17
3.02	Incorporation, Qualification and Authority of the Business Subsidiaries	17
3.03	Capital Structure of the Business Subsidiaries	18
3.04	No Conflict	18
3.05	Consents and Approvals	19
3.06	Financial Information; Absence of Undisclosed Liabilities	19
3.07	Absence of Certain Changes or Events	20
3.08	Absence of Litigation	22
3.09	Compliance with Laws	23
3.10	Governmental Licenses and Permits	23
3.11	Intellectual Property	24
3.12	Environmental Matters	26
3.13	Material Contracts	26
3.14	Employment and Employee Benefits Matters	29
3.15	Real Property	31
3.16	Insurance	32
3.17	Taxes	32
3.18	Transactions with Affiliates	33
3.19	Brokers	34

i

3.20	Assets	34
3.21	Customers	34
3.22	Vendors	35
3.23	Complete Copies of Materials	35
3.24	Foreign Corrupt Practices	35

Article IV REPRESENTATIONS AND WARRANTIES OF BUYER

4.01	Incorporation and Authority of Buyer	35
4.02	Qualification and Authority of Buyer	36
4.03	No Conflict	36
4.04	Consents and Approvals	36
4.05	Absence of Restraints; Compliance with Laws	36
4.06	Securities Matters	37
4.07	Financing	37
4.08	No Litigation	37
4.09	Brokers	37

Article V ADDITIONAL AGREEMENTS

5.01	Conduct of Business Prior to the Closing	38
5.02	Access to Information	40
5.03	Preservation of Books and Records and Confidentiality	43
5.04	Regulatory and Other Authorizations; Consents	43
5.05	Insurance	45
5.06	Guarantees	45
5.07	No Solicitation or Negotiation	46
5.08	Intercompany Obligations; Debt; Cash; Certain Payment Rights	46
5.09	Termination of Rights to the Names and Marks	47
5.10	Further Action Regarding Purchased Assets	48
5.11	Resignation of Officers and Directors	48
5.12	Further Action	49
5.13	Non-Solicitation; Non-Competition	50
5.14	Notification of Certain Matters	51
5.15	Compliance with WARN Act	51
5.16	Investigation	51
5.17	Transition Services	52
5.18	E-mail Use and Forwarding	52
5.19	Financing	52
5.20	Continuing Business Relationship	53

Article VI EMPLOYEE MATTERS

6.01	Employment of all Employees of the Business Subsidiaries	53
6.02	Terms and Conditions of Employment	54
6.03	Assumption of Employment Contracts and Subsidiary Plans	55
6.04	Credit for Service; Welfare Benefits	56
6.05	Cooperation as to Payroll Withholding	57
6.06	Communication with the Business Employees	57
6.07	Third Party Rights/Amendments to Employee Plans	57

Article VII TAX MATTERS

7.01	Tax Indemnification	58
7.02	Tax Returns	59
7.03	Cooperation and Exchange of Information	60
7.04	Tax Contests	60
7.05	Tax Sharing Agreements	62
7.06	Transfer Taxes	62
7.07	Certain Actions by Buyer	62
7.08	Exclusivity	63
7.09	Survival	63
7.10	Tax Treatment of Payments	63
7.11	FIRPTA Certificates	63

Article VIII CONDITIONS TO CLOSING

8.01	Conditions to Obligations of Seller	63
8.02	Conditions to Obligations of Buyer	64

Article IX TERMINATION

9.01	Termination	65
9.02	Notice of Termination	66
9.03	Effect of Termination	66
9.04	Extension; Waiver	66

Article X INDEMNIFICATION

10.01	Indemnification by Seller	67
10.02	Indemnification by Buyer	68
10.03	Indemnification Procedures	69
10.04	Exclusive Remedies	70

10.05	Additional Indemnification Provisions	70
10.06	Mitigation	71

Article XI GENERAL PROVISIONS

11.01	Survival	71
11.02	Expenses	72
11.03	Notices	72
11.04	Public Announcements	73
11.05	Severability	73
11.06	Entire Agreement	74
11.07	Assignment	74
11.08	No Third-Party Beneficiaries	74
11.09	Amendment	74
11.10	Governing Law; Submission to Jurisdiction	75
11.11	Specific Performance	75
11.12	Rules of Construction	76
11.13	Counterparts	76
11.14	Waiver of Jury Trial	77
11.15	Waiver	77

DEFINED TERMS

Action	1.01
Affiliate	1.01
Agreement	Preamble
Assets	3.16(a)
Bankruptcy and Equity Exception	3.01
Business	Preamble
Business Day	1.01
Business Employee	1.01
Business Subsidiaries	Preamble
Business Subsidiary Policy	3.16(a)
Buyer	Preamble
Buyer Companies	1.01
Buyer Indemnified Parties	10.01(a)
Buyer Tax Indemnitee	7.01(b)
Cap	10.01(b)(ii)
Closing	1.01
Closing Adjustment	2.04(b)
Closing Date	2.02
Closing Notice	2.04(a)
COBRA	1.01
COBRA Continuation Coverage	1.01
Code	1.01
Collective Bargaining Agreement	3.14(g)
Company Names and Marks	1.01
Competition Laws	1.01
Competitive Business	5.13(b)(ii)
Confidentiality Agreement	1.01
Consultation Period	2.08(b)
Contract	3.13(a)
Control	1.01
Controlled Group Liability	1.01
Debt	1.01
Delaware Courts	11.10(b)
Disclosure Schedules	1.01
Dispute	11.10(a)
Employee Plan	1.01
Employment Agreement	1.01
Environmental Law	1.01
ERISA	1.01
ERISA Affiliate	1.01
Excluded Taxes	1.01

v

FCPA	1.01
Final Closing Adjustment	2.09
Final Working Capital Statement	2.08(c)
Future Sale
Government Contract	1.01
Governmental Authority	1.01
Governmental Order	1.01
Hazardous Materials	1.01
HSR Act	1.01
Indemnifiable Tax	7.04(a)
Indemnified Party	10.03(a)
Indemnifying Party	10.03(a)
Independent Accounting Firm	2.08(c)
Initial Working Capital Statement	2.07(a)
Intellectual Property	1.01
Interest Rate	1.01
IRS	1.01
Knowledge of Seller	1.01
Laws	1.01
Leased Real Property	3.15(a)
Liabilities	1.01
Lien	1.01
Losses	1.01
Material Adverse Effect	1.01
Material Contract	3.13(a)(xiv)
Material Customers	3.16(a)
Material Permits	3.10(a)
Material Suppliers	3.16(a)
Multiemployer Plan	1.01, 1.01
New Plans	6.04(a)
Notice of Disagreement	2.08(a)
Old Plans	6.04(b)
Owned Intellectual Property	3.11(a)
Paid Time Off	1.01
Permitted Liens	1.01
Person	1.01
Personal Data	3.11(a)
Post-Closing Adjustment	2.09
Post-Closing Tax Period	1.01
Potential Contributor	10.03(c)
Pre-Adjustment Amount	2.03
Pre-Closing Tax Period	1.01
Property Taxes	1.01
Purchase Price	2.03
Purchased Assets	2.01

Qualified Plan	3.14(b)
Registered Owned Intellectual Property	3.11(a)
Representative	1.01
Restricted Party	5.13(b)(ii)
Review Period	2.07(b)
Sale	2.01
Section 2.11 Allocated Amount
Securities Act	1.01
Security	3.11(a)
Seller	Preamble
Seller 401(k) Plan	1.01
Seller Guarantees	0
Seller Indemnified Parties	10.02(a)
Seller Names and Marks	1.01
Seller Plan	1.01
Seller Tax Indemnitee	7.01(b)
Selling Corporations	1.01
Shares	Preamble
Statement of Estimated Closing Working Capital	2.04(a)
Straddle Period	1.01
Subsidiary	1.01
Subsidiary Plan	1.01
Tax	1.01
Tax Claim	7.04(a)
Tax Indemnified Party	7.04(a)
Tax Indemnitor	7.04(a)
Tax Return	1.01
Tax Returns	1.01
Taxes	1.01
Termination Date	9.01(b)
Third Party Claim	10.03(a)
Third Party Intellectual Property	3.11(a)
Threshold	10.01(b)(i)
Transaction Agreements	1.01
Transfer Taxes	7.06
Transferred Companies	1.01
Transferred Employees	6.01
Transition Services Agreement	Preamble
Unresolved Items	2.08(d)
US GAAP	1.01
WARN	3.14(h)
Working Capital	1.01

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated as of December 22, 2010 (including all Disclosure Schedules, this “Agreement”), is by and between CoreLogic, Inc., a Delaware corporation (“Seller”), and STG-Fairway Holdings, LLC, a Delaware limited liability company (“Buyer”).

WHEREAS, Seller owns indirectly through the Selling Corporations (as defined below) all of the issued and outstanding shares of the Transferred Companies (as defined below).

WHEREAS, the Transferred Companies (together with their direct or indirect Subsidiaries, the “Business Subsidiaries”) are engaged in the provision of (i) employment and investment background screening services, including, federal, state and local criminal records research and reporting, employment and income verification services, credit checking and reporting services, fingerprinting, drug testing and investigative services (for the avoidance of doubt, such services all being limited to the employment and investment background screening services context); (ii) human resources outsourcing, which includes talent acquisition solutions, applicant tracking systems, employment candidate sourcing and candidate communications solutions, job distribution technologies, pre-hire and post-hire analytic solutions for employers, professional employer organizations, employment verification databases and solutions; (iii) tax credit consulting solutions; and (iv) litigation support services, including ediscovery, document hosting and review, and legal process outsourcing solutions (collectively, the “Business”);

WHEREAS, Seller wishes to cause the Selling Corporations to (i) sell to Buyer (directly or through the Buyer Companies), and Buyer wishes to purchase, all of the issued and outstanding shares and other equity interests of the Transferred Companies (collectively, the “Shares”) and (ii) transfer to Buyer (directly or through the Buyer Companies) certain assets of the Selling Corporations related to the Business as described more fully herein;

WHEREAS, in connection with this Agreement, First Advantage Corporation, a Delaware Corporation, First Advantage Quest Research Corporation, a Cayman Islands exempted company, and CoreLogic Investments Corporation, a newly organized Cayman Islands exempted company entered into an Agreement and Plan of Reorganization, dated as of December 16, 2010, in the form attached hereto as Exhibit A hereto (the “Agreement and Plan of Reorganization”); and

WHEREAS, in connection with this Agreement, the parties to this Agreement will enter into a transition services agreement providing for the rendition by Seller of certain services to the Business Subsidiaries for a period of time following Closing, substantially in the form attached hereto as Exhibit B hereto (the “Transition Services Agreement”).

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the parties to this Agreement agree as follows:

ARTICLE I

GENERAL

1.01 Defined Terms. Capitalized terms used in this Agreement shall have the meanings specified below, or as defined elsewhere in this Agreement.

“Action” means any claim, action, suit, arbitration, inquiry, investigation or proceeding by or before any Governmental Authority or arbitral tribunal.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, however, that for the purposes of this Agreement, Seller shall not be deemed an Affiliate of Buyer nor, after the Closing, of the Business Subsidiaries.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” means each employee of the Business as of the Closing Date, including any employee of Seller or an Affiliate who performs primarily all of his or her services for the Business.

“Buyer Companies” means the direct or indirect subsidiaries of Buyer designated by Buyer to acquire certain of the Business Subsidiaries or other assets of the Business.

“Closing” means the closing of the transactions contemplated by this Agreement pursuant to the terms of this Agreement.

“COBRA” means the provisions for the continuation of health care enacted by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Sections 601 through 608 of ERISA, and any amendments thereto and successor provisions thereof, including any regulations promulgated under the applicable provisions of the Code and ERISA.

“COBRA Continuation Coverage” means the health care continuation coverage (i) required under COBRA, (ii) required under the provisions of applicable Law that are comparable to COBRA, or (iii) provided under the terms of an Employee Plan to domestic partners of Business Employees on a basis similar to that required under COBRA.

“Code” means the Internal Revenue Code of 1986, as amended, from time to time.

“Company Names and Marks” means “First Advantage” and each of the other names and marks of the Business Subsidiaries set forth in Section 3.11(a) of the Disclosure Schedules, and any names or marks (including domain names) confusingly similar thereto.

“Competition Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Confidentiality Agreement” means the Confidentiality Agreement between First Advantage Corporation and Symphony Technology Group, LLC dated September 2, 2010.

“Control” means, as to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise. The terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

“Controlled Group Liability” means liabilities (i) under Section 302 of ERISA, (ii) under Title IV of ERISA, and (iii) under Sections 412 or 4971 of the Code that are imposed on two or more Business Subsidiaries under or in respect of an Employee Plan solely by reason of the treatment of such Business Subsidiaries as a single employer as a result of the application of Section 414(b) or (c) of the Code or Section 4001(b) of ERISA. For the avoidance of doubt, Controlled Group Liability shall not include liability with respect to an Employee Plan to the extent such Business Subsidiaries would have incurred such liability with respect to such Employee Plan had such Business Subsidiaries not been treated as a single employer as a result of the application of Section 414(b) or (c) of the Code or Section 4001(b) of ERISA.

“Debt” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money; (b) all obligations of such Person for the deferred purchase price of property or services; (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with US GAAP, recorded as capital leases; (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (g) all Debt of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (I) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (II) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss, (III) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (IV) otherwise to assure a creditor against loss; and (h) all Debt referred to in clauses (a) through (f) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt.

“Disclosure Schedules” means the schedule dated as of the date of this Agreement delivered by Seller to Buyer prior to the execution of this Agreement and which forms a part of this Agreement.

“Employee Plan” means any (i) employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) including any retirement, supplemental retirement, welfare benefit, retiree health, and life insurance plans and (ii) bonus, stock option, stock purchase, restricted stock, phantom stock or other equity based arrangement, incentive, deferred compensation, termination, severance, retention, change of control, vacation or other employee benefit plan, program, policy or arrangement, whether written or unwritten.

“Employment Agreement” means a Contract or agreement of Seller or any of its Affiliates (including the Selling Corporations and any Business Subsidiary) with or addressed to any Business Employee (other than ordinary course hiring of at-will employees, whose employment may be terminated at any time with or without cause (in each case in accordance with applicable Law), to which Seller or any of its Affiliates (including a Business Subsidiary) has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Environmental Law” means any Law, and any judicial or administrative order, consent decree or judgment, applicable to the environment, health, safety, natural resources or Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that, together with such first entity, trade or business, would be treated as a single employer under Section 414(b) or (c) of the Code or Section 4001(b) of ERISA (with respect to matters relating to Title IV of ERISA).

“Excluded Taxes” means any liability, obligation or commitment for (A) any-Pre-Closing Tax Period (i) Taxes of or imposed on the Business Subsidiaries, (ii) Taxes of any Person (other than any Business Subsidiary) imposed on any Business Subsidiary, or for which any Business Subsidiary may otherwise be liable, as a result of having been a member of a combined, consolidated, affiliated or unitary group (including, but not limited to, the U.S. federal income tax consolidated group of which Seller is the parent) (including, without limitation, Taxes for which any Business Subsidiary may be liable pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax law as a result of having been a member of a combined, consolidated, affiliated or unitary group), (iii) any Taxes of any Person (other than any Business Subsidiary) for which any Business Subsidiary is liable as a transferee or successor or pursuant to an indemnity agreement, tax sharing agreement, or similar agreement, and (iv) any Taxes imposed on or with respect to the Purchased Assets, (B) any withholding Taxes imposed on Buyer, its Affiliates or the Business Subsidiaries resulting from the Sale, (C) the portion of Transfer Taxes for which Seller is responsible pursuant to Section 7.06, (D) if the Closing Date occurs on or before December 31, 2010, (i) in the case of any Business Subsidiary that is organized in, or a resident of, India, any Tax imposed by India or any political subdivision thereof, and (ii) in the case of any Business Subsidiary that is organized in, or a resident of, the PRC, any Tax imposed by the PRC or any political subdivision thereof, in each case on the transferor or any of its Affiliates with respect to the sale, exchange, transfer or other disposition of such Business Subsidiary (a “Future Sale”) but only to the extent of the Tax (the “Adjusted Tax”) that would have been imposed if, in connection with the Sale, the Buyer (or any of the Buyer Companies) had directly acquired all of the stock (or other equity interests) in such Business Subsidiary from Seller or its Affiliate directly owning such stock (or other equity interests) for an amount equal to the Total Consideration allocated in respect of such stock (or other equity interests) pursuant to Section 2.11 hereof (the “Section 2.11 Allocated Amount”), or (E) if the Closing Date occurs after December 31, 2010, the amount of the Adjusted Tax shall be reduced by an amount equal to the lesser of (i) twenty-five percent (25%) of such Adjusted Tax or (ii) $750,000. For the avoidance of doubt, Excluded Taxes shall not include (x) any Taxes that Buyer is required to pay to any Seller Tax Indemnitee pursuant to Section 7.01(b) or (y) the portion of Transfer Taxes for which Buyer is responsible pursuant to Section 7.06.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder.

“Foreign Cash” means the cash of the Business Subsidiaries held in bank accounts located outside the United States.

“Government Contract” means any Contract to which (i) any of the Business Subsidiaries is a party, or by which any of them is bound or which is included as a Purchased Asset, and (ii) to which an ultimate contracting party is a Governmental Authority (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Governmental Authority” means any United States federal, state or local or any supra-national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial body.

“Governmental Order” means any order, writ, judgment, injunction or decree issued by any Governmental Authority.

“Hazardous Materials” means any substance listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including any petroleum or petroleum products, toxic waste, hazardous substance, toxic substance, hazardous waste, asbestos or asbestos-containing material, urea formaldehyde, insulation or polychlorinated biphenyls or any other substance that is regulated by any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Intellectual Property” means all rights under patent, copyright, trademark, service mark, trade name, trade dress or trade secret Law or any other statutory provision or common law doctrine, including rights in Software, Internet and intranet websites, data and collections of data, and databases, design rights, including all goodwill associated with any trademarks or service marks included in the foregoing, and in know-how and domain names, including registrations and applications to register or renew the registration of any of the foregoing, and any similar intellectual property rights.

“Interest Rate” means a rate per annum equal to the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board on each day during the period for which interest is to be paid.

“IRS” means the Internal Revenue Service of the United States of America.

“Knowledge of Seller” means the actual knowledge of any of the Persons listed in Section 1.01 of the Disclosure Schedules after reasonable inquiry by such Person (it being understood that reasonable review by such Person of his or her work files and consultation by such Person with his or her direct reports (other than any other Person who is listed on Section 1.01 of the Disclosure Schedules) shall constitute reasonable inquiry).

“Laws” means any U.S. federal, state, local or non-U.S. statute, law, ordinance, regulation, rule, code, order or other requirement or rule of law, including, without limitation, the FCPA, the Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder; the Driver’s Privacy Protection Act, 18 U.S.C. § 2721 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder; the Financial Modernization Act of 1999 (i.e., the Gramm-Leach-Bliley Act), 15 U.S.C. §6801 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder; and national and sub-national data protection and privacy laws outside the United States, including laws and regulations based on the European Union Data Protection Directive (Directive 95/46/EC) and decisions thereunder, consumer reporting laws, labor and equal employment opportunity laws regulating the collection and use of personal information by employers, laws governing the use of national identification registries and official identification, laws concerning the privacy of health and financial information, and laws regulating information about criminal arrests and convictions, drivers’ records and administrative sanctions.

“Liabilities” means liabilities, demands, expenses, commitments or obligations of every kind and description whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority, license or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the UCC (or equivalent statutes) of any jurisdiction; provided, that in no event shall an operating lease be deemed to constitute a Lien.

“Losses” means all losses, damages, costs, expenses, liabilities and obligations of any kind. For the avoidance of doubt, Losses shall not be deemed to include the costs associated with management time or overhead.

“Material Adverse Effect” means any adverse change, event, circumstance or development that individually or in the aggregate with all such other changes, events, circumstances or developments, has had, or could be reasonably be expected to have, a material adverse effect on or with respect to (a) the business, financial condition or continuing results of operations of the Business Subsidiaries, taken as a whole or (b) the ability of Seller to consummate the transactions contemplated hereby, but excluding with respect to (a) (i) any effect arising out of general political or economic conditions, general financial and capital market conditions (including interest rates) or general conditions in any of the industries in which the Business is engaged, or, in each case, any changes therein (including as a result of (A) an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war or (B) the occurrence of any other calamity or crisis (including any act of terrorism) or any change in financial, political or economic conditions in the United States or elsewhere), (ii) any effect arising out of or relating to any changes in Law, US GAAP or any authoritative interpretations thereof, (iii) any effect arising out of or relating to the entering into of, or the consummation of the transactions contemplated by, or the performance of obligations under, or any effect arising out of or relating to the public announcement of the transactions contemplated by, this Agreement, in each case, to the extent related to the identity of Buyer, (iv) any effect arising out of any action not taken by Seller or any of its Affiliates as a result of Buyer’s failure to consent to such action under Section 5.01 or (v) any effect arising out of or relating to a failure to meet forecasts for the Business (provided, that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has occurred a Material Adverse Effect and, provided, further, that this clause (v) shall not be construed as implying that Seller is making any representation or warranty hereunder with regard to any forecasts for the Business), except, in the cases of the foregoing clauses (i) and (ii), to the extent that such change, event, circumstance or development referred to therein has had or would reasonably be expected to have a disproportionate adverse effect on the Business Subsidiaries as compared to other Persons in the industry in which the Business Subsidiaries operate.

“Material Employment Agreement” means an Employment Agreement that provides (i) severance, other than pursuant to a severance plan set forth in Section 3.14(a) of the

Disclosure Schedules or (ii) specified future payments, whether conditional or guaranteed, other than base salary.

“Minimum Cash Threshold” means the sum of (i) $7,500,000 held in bank accounts located in the United States plus (ii) $500,000 of Foreign Cash held by First Advantage Quest Research Corporation and/or its Subsidiaries as of immediately prior to the Closing.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Paid Time Off” means vacation, sick leave and other personal leave time with respect to which Business Employees are entitled to be paid while not actively working.

“Permitted Liens” means the following Liens as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have commenced: (i) Liens for current Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Reference Balance Sheet or that may be thereafter paid without penalty; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law, in each case that are not yet due or payable or that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty or for which adequate accruals or reserves have been established on the Reference Balance Sheet; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (iv) defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances, in each case, in respect of real property; (v) Liens not created by Seller or any of its Affiliates that affect the underlying fee interest of any Leased Real Property; (vi) Liens incurred in the ordinary course of business securing obligations or liabilities (other than Debt) that are not material to the Business Subsidiaries; (vii) any set of facts an accurate up-to-date survey would show; (viii) zoning, building codes and other generally applicable land use restrictions regulating the use and occupancy of the Leased Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over any such Leased Real Property; and (ix) non-exclusive licenses or other non-exclusive rights granted in respect to Intellectual Property that do not impair in any material respect the use or ownership of such Intellectual Property; except in the case of clauses (iv) and (vii), for such defects, imperfections, and facts that would, individually or in the aggregate, materially impair the ordinary conduct of the Business as currently conducted on such applicable Leased Real Property.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization, or other legal entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Property Taxes” means real, personal, and intangible ad valorem property Taxes.

“Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers, financing sources, equity partners or other representatives of such Person.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller 401(k) Plan” means the CoreLogic, Inc. 401(k) Savings Plan.

“Seller Names and Marks” means “CoreLogic” and each of the other names or marks of Seller or any of its Affiliates set forth in Section 3.11(c) of the Disclosure Schedules, and any names or marks (including domain names) confusingly similar thereto.

“Seller Plan” means each Employee Plan (other than the Subsidiary Plans) that has been maintained, established or contributed to, by Seller or any of its Affiliates (other than the Business Subsidiaries) that provides, has provided or may provide benefits or compensation (assuming any vesting, performance or other benefit requirements are met) in respect of any current or former Business Employee or their beneficiaries or dependents.

“Selling Corporations” shall mean those entities set forth in Section 1.01 of the Disclosure Schedules.

“Software” means all computer programs, applications, systems and code, in both object code and source code, including software implementations of algorithms, models and methodologies and program interfaces.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” of a Person means any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other Person that is a legal entity, trust or estate of which (or in which) (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors (or other body performing similar functions) of such corporation or other Person (irrespective of whether at the time capital stock of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency), (ii) more than 50% of the interest in the capital or profits of such partnership, joint venture or limited liability company or (iii) more than 50% of the beneficial interest in such trust or estate, is at the time of determination directly or indirectly owned or Controlled by such Person.

“Subsidiary Plan” means each Employee Plan that is (i) primarily sponsored or maintained by one or more Business Subsidiaries or (ii) maintained, established or contributed to by Seller or any of its Affiliates (other than one or more Business Subsidiaries) exclusively for current or former employees of a Business Subsidiary and their dependents and beneficiaries.

“Tax” or “Taxes” means all federal, state, provincial, local or foreign income, gross receipts, windfall profits, value added, severance, property, production, sales, use, license, excise, franchise, employment, withholding, estimated or other similar taxes, duties, fees, assessments or other governmental charges or deficiencies thereof, together with any interest, penalties or additional amounts imposed with respect thereto.

“Tax Return” or “Tax Returns” means any report or return filed with respect to Taxes, including all information returns, estimated Tax returns, claims for Tax refund and attachments to or amendments of any of the foregoing.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Agreement and Plan of Reorganization and the bills of sale, assignment agreements and assignments of Intellectual Property delivered pursuant to Sections 2.05 and 2.06.

“Transferred Companies” means those entities listed in Section 1.01 of the Disclosure Schedules under the heading “Transferred Companies.”

“US GAAP” means generally accepted accounting principles used in the United States.

“Working Capital” means, for the Business Subsidiaries on a combined basis as of the close of business on the Closing Date, “Current Assets” minus “Current Liabilities” (with Current Assets and Current Liabilities calculated using only those line items set forth on the example statement of Working Capital attached as Exhibit C hereto, and prepared on a combined basis for the Business in accordance with US GAAP and, to the extent in accordance with US GAAP, using the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the Reference Balance Sheet and including those line items of First Advantage Corporation solely relating to the Business that are designated in such example to be transferred to the Business Subsidiaries or otherwise to be assumed by Buyer in connection with the Closing; provided that Working Capital shall not include (i) any receivables owing to any Business Subsidiary, on the one hand, from Seller or any of its Affiliates (other than the Business Subsidiaries), on the other hand, (ii) any payables owing to Seller or any of its Affiliates (other than the Business Subsidiaries), on the one hand, from any Business Subsidiary, on the other hand, (iii) any income or franchise Tax assets or liabilities, (iv) any deferred revenue, (v) the amount of non-Foreign Cash equal to the Minimum Cash Threshold, (vi) any Foreign Cash, or (vii) any prepaid assets associated with any expenses incurred related to the transactions contemplated hereby for which the Seller is obligated pursuant to this Agreement.

ARTICLE II

PURCHASE AND SALE

2.01 Purchase and Sale of the Shares and Certain Other Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing Seller shall cause the Selling Corporations to sell, convey, assign, transfer and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase, acquire and accept from the Selling Corporations (a) the Shares and (b) the Intellectual Property and other material assets, properties, rights, privileges and claims used or held for use primarily in the Business, whether tangible, intangible, personal or mixed and wheresoever located, owned by Seller or its Affiliates (other than the Business Subsidiaries), including without limitation, the assets set forth in Section 2.01 of the Disclosure Schedules (collectively, the “Purchased Assets”), immediately upon receipt of and in return for the Purchase Price, which shall be paid as set forth in Section 2.03 (collectively, the “Sale”).

2.02 Closing. The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Los Angeles, California 90071 at 10:00 A.M., local time on the Business Day following the satisfaction or waiver of the conditions precedent specified in Article VIII (other than the conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions), or at such other times and places as the parties hereto may mutually agree; provided, however, that Buyer, after consultation with Seller, may delay the Closing Date until a date that is no later than December 29, 2010 should all of the conditions precedent specified in Article VIII be satisfied before such date. The date on which the Closing occurs is called the “Closing Date.”

2.03 Purchase Price. Buyer agrees to pay Seller (or the Selling Corporations as allocated in the written instructions of Seller referred to in the following sentence) at the Closing $265,000,000 (the “Pre-Adjustment Amount”), decreased as a result of a Closing Adjustment, if any, pursuant to Section 2.04 (the “Purchase Price”) in consideration for the Shares and the Purchased Assets. Buyer shall cause the Purchase Price to be paid by the Buyer Companies in cash by wire transfer to Seller (or the Selling Corporations) of immediately available funds, on a basis consistent with the preliminary allocation of purchase price attached as Exhibit D as modified by the mutual agreement of by Buyer and Seller. The Purchase Price, as well as the allocation among Selling Corporations, shall be subject to the Post-Closing Adjustment as set forth in Section 2.09 and adjustments to the allocation in Section 2.11.

2.04 Closing Adjustment.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Buyer with an estimated statement of Working Capital as of the Closing Date (the “Statement of Estimated Closing Working Capital”), which shall be accompanied by a notice (the “Closing Notice”) that sets forth (i) Seller’s determination of the Closing Adjustment (if any) and the Purchase Price after giving effect to the Closing Adjustment and (ii) the account or accounts to which Buyer shall transfer funds pursuant to Sections 2.03 and 2.06. The Statement of Estimated Closing Working Capital and the Closing Notice shall each be signed by Seller’s principal financial officer or principal accounting officer and be accompanied by reasonable supporting documentation. Buyer shall have the right to review the Statement of

Estimated Closing Working Capital and such supporting documentation or data as Buyer may reasonably request. In the event that Buyer does not agree with Seller’s estimate of Working Capital as of the Closing, Seller and Buyer shall negotiate in food faith to mutually agree on an acceptable estimate of the Working Capital as of the Closing Date, and Seller shall consider in good faith any proposed comments or changes that Buyer may reasonably suggest; provided, however, that Seller may elect to close on the undisputed portion of the Statement of Estimated Closing Working Capital upon written notice by Seller to Buyer; provided, further, that Seller’s failure to include in the Statement of Estimated Closing Working Capital any changes proposed by Buyer, the acceptance by Buyer of the Statement of Estimated Closing Working Capital, or the closing on the undisputed portion of the Statement of Estimated Closing Working Capital shall not limit or otherwise affect Buyer’s or Seller’s remedies under this Agreement, including Buyer’s right to include such changes or any other changes in the Initial Working Capital Statement, or constitute an acknowledgement by Buyer of the accuracy of the Statement of Estimated Closing Working Capital.

(b) The Closing Notice shall specify an amount (the “Closing Adjustment”) that shall be equal to (i) $20,000,000 less (ii) the amount of Working Capital set forth in the Statement of Estimated Working Capital. If the Closing Adjustment is a positive amount, then the Purchase Price shall equal the Pre-Adjustment Amount decreased by the Closing Adjustment. If the Closing Adjustment is zero or a negative amount, then the Closing Adjustment shall be deemed zero and the Purchase Price shall equal the Pre-Adjustment Amount.

(c) The Statement of Estimated Closing Working Capital shall be prepared in accordance with the provisions of the definition of “Working Capital” and the example statement of Working Capital attached as Exhibit C hereto.

2.05 Closing Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(a) certificates evidencing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank or other duly executed instruments of transfer, in each case in form and substance reasonably acceptable to Buyer, as required in order to validly transfer title in and to the Shares;

(b) a receipt for the Purchase Price;

(c) the officer’s certificate required to be delivered pursuant to Section 8.02(c);

(d) a certificate of non-foreign status of each of the Selling Corporations (other than CoreLogic Investments Corporation), substantially in the forms attached hereto as Exhibit E;

(e) a counterpart executed by the Selling Corporations of bills of sale and assignment agreements, substantially in the form attached hereto as Exhibit F, pursuant to which such entities’ right, title and interest to the Purchased Assets (other than any Intellectual Property included in the Purchased Assets) shall be assigned to Buyer;

(f) a counterpart executed by the Selling Corporations of assignments of Intellectual Property included in the Purchased Assets, substantially in the forms attached hereto as Exhibit G, pursuant to which such entities’ right, title and interest in the Intellectual Property included in the Purchased Assets shall be assigned to Buyer;

(g) a counterpart executed by Selling Corporations of the Transition Services Agreement, substantially in the form attached hereto as Exhibit B;

(h) the resignations, effective as of the Closing, of all of the directors and officers of the Business Subsidiaries except as described in Section 2.05(h) of the Disclosure Schedules and except for such persons as shall have been designated in writing prior to the Closing by Buyer to Seller; and

(i) (i) for each U.S. Business Subsidiary, (A) a certificate as to such Business Subsidiary’s due organization, valid existence and good standing in the jurisdiction of its formation, as of a date not earlier than seven (7) Business Days prior to the Closing, and (B) the By-Laws (or similar organizational documents) of each such Business Subsidiary, certified by the Secretary or Assistant Secretary of each such entity; and (ii) for each non-U.S. Business Subsidiary, only to the extent available in the relevant jurisdiction, (A) a certificate as to such Business Subsidiary’s due organization, valid existence and good standing in the jurisdiction of its formation, as of a date not earlier than ten (10) Business Days prior to the Closing, and (B) the By-Laws (or similar organizational documents) of each such Business Subsidiary, certified by the Secretary or Assistant Secretary of each such entity.

2.06 Closing Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller:

(a) the Purchase Price, as specified in the Closing Notice, by wire transfer in immediately available funds, to an account or accounts as directed by Seller in the Closing Notice;

(b) a receipt for the Shares;

(c) the officer’s certificate required to be delivered pursuant to Section 8.01(c);

(d) a counterpart executed by Buyer of bills of sale and assignment agreements, substantially in the form attached hereto as Exhibit F, pursuant to which the Selling Corporation’s right, title and interest to the Purchased Assets (other than any Intellectual Property included in the Purchased Assets) shall be assigned to Buyer;

(e) a counterpart executed by Buyer of assignments of the Intellectual Property included in the Purchased Assets, substantially in the forms attached hereto as Exhibit

G, pursuant to which such entities’ right, title and interest in the Intellectual Property included in the Purchased Assets shall be assigned to Buyer; and

(f) a counterpart executed by Buyer of the Transition Services Agreement, substantially in the form attached hereto as Exhibit B.

2.07 Post-Closing Statements.

(a) Within thirty (30) Business Days after the Closing Date, Buyer shall prepare and deliver to Seller a statement of Working Capital as of the Closing (the “Initial Working Capital Statement”). The Initial Working Capital Statement shall be prepared in accordance with the Working Capital Principles applied consistently with their application in connection with the preparation of the Financial Statements and the Statement of Estimated Closing Working Capital.

(b) During the twenty (20) Business Day period immediately following Seller’s receipt of the Initial Working Capital Statement (the “Review Period”), Seller and its Representatives will be given reasonable access to Buyer’s books, records and work papers relating to the Initial Working Capital Statement. Buyer will, and will use commercially reasonable efforts to cause its accountants to, cooperate and assist in the conduct of such review, including by providing reasonable access to such books, records and work papers and making available personnel to the extent reasonably required.

(c) Buyer agrees that, following the Closing through the date that the Final Working Capital Statement becomes final and binding, it will not take any actions with respect to any accounting books or records on which the Financial Statements or the Initial Working Capital Statement are based, or on which the Final Working Capital Statement are to be based, that would materially impede or delay the determination of the amount of Working Capital as of the Closing Date or the preparation of the Notice of Disagreement or the Final Working Capital Statement in the manner and utilizing the methods provided by this Agreement.

2.08 Reconciliation of Post-Closing Statements.

(a) Seller shall notify Buyer in writing prior to the expiration of the Review Period if Seller believes the Initial Working Capital Statement contains mathematical errors or was not prepared in accordance with Section 2.07(a), which notice shall set forth each disputed item, specifying the estimated amount thereof in dispute and setting forth in reasonable detail the basis for such dispute (the “Notice of Disagreement”). If no Notice of Disagreement is received by Buyer prior to the expiration of the Review Period, then the Initial Working Capital Statement shall be deemed to have been accepted by Seller and shall become final and binding upon the parties in accordance with Section 2.08(c).

(b) During the fifteen (15) Business Days immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), Seller and Buyer shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c) If at the end of the Consultation Period Seller and Buyer have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller or Buyer may submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Working Capital Statement marked to indicate those line items that are not in dispute) to Ernst & Young LLP (the “Independent Accounting Firm”). Within thirty (30) days after such firm’s selection, the Independent Accounting Firm shall make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items in the Initial Working Capital Statement which remain in dispute as indicated in the Notice of Disagreement which Seller and Buyer have submitted to the Independent Accounting Firm. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Buyer, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Buyer in the Initial Working Capital Statement with respect to such disputed line item. The statement of Working Capital that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.07(a), 2.08(a) or 2.08(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.08(c), is referred to as the “Final Working Capital Statement.”

(d) The cost of the Independent Accounting Firm’s review and determination shall be borne in the same proportion as the aggregate amount of the unresolved items set forth by Seller in the Notice of Dispute (“Unresolved Items”) that is unsuccessfully disputed by each (as determined by the Independent Accounting Firm) bears to the total amount of the Unresolved Items submitted to the Independent Accounting Firm. During the review by the Independent Accounting Firm, Buyer and Seller and their accountants will each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under Section 2.08(c); provided, however, that the accountants of Seller or Buyer shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.

2.09 Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (i) the Final Closing Adjustment less (ii) the Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Buyer shall pay in cash to Seller (on behalf of the Selling Corporations) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a positive amount, then Seller (on behalf of the Selling Corporations) shall pay in cash to Buyer the amount of the Post-Closing Adjustment. Any such payment shall be made within three (3) Business Days after the Final Working Capital Statement becomes such, together with interest thereon at the Interest Rate calculated and payable in cash in accordance with Section 2.10 from the Closing Date until the date of payment. For purposes of this Agreement, “Final Closing Adjustment” means the amount of the hypothetical Closing Adjustment assuming the amount of

Working Capital set forth in the Final Working Capital Statement was used in lieu of the Estimated Closing Working Capital.

2.10 Payments and Computations. Except for the payment of the Purchase Price (which shall be paid at the Closing) pursuant to Section 2.03 and the instructions in the Closing Notice, each party shall make each payment due to another party to this Agreement not later than 11:00 a.m., New York City time, on the day when due. All payments shall be paid by wire transfer in immediately available funds to the account or accounts designated by the party receiving such payment. All computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Whenever any payment under this Agreement shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of, and payment of, interest.

2.11 Allocation of the Purchase Price. Within thirty (30) Business Days after the determination of the Final Working Capital Statement in accordance with the provisions of Section 2.08(c), Buyer shall prepare and deliver to Seller a purchase price allocation schedule (the “Initial Purchase Price Allocation Schedule”), reflecting an allocation of the Total Consideration among the Purchased Assets and the Shares, that is consistent with the allocation of the Pre-Adjustment Amount as set forth on Exhibit D, takes into account any Post-Closing Adjustment, and sets forth the computation of the Section 2.11 Allocated Amount. During the twenty (20) Business Day period immediately following Seller’s receipt of the Initial Purchase Price Allocation Schedule, Seller shall have the opportunity to review and approve such schedule. If Seller reasonably disagrees with the Initial Purchase Price Allocation Schedule, Seller shall provide written notice to Buyer of such disagreement no later than at the end of the twenty Business Day review period, and the reconciliation procedure set forth in Section 2.08 hereof shall apply to resolve any purchase price allocation disputes. The allocation of the Total Consideration that is finally determined as a result of the application of the Section 2.08 reconciliation procedure shall become the “Final Purchase Price Allocation Schedule.” If no such notice is delivered by Seller prior to the expiration of the twenty Business Day review period, then the Initial Purchase Price Allocation Schedule shall become the “Final Purchase Price Allocation Schedule.” The parties shall timely file, or cause to be filed, all Tax Returns and attachments thereto (including Internal Revenue Service Form 8594) in a manner consistent with the Final Purchase Price Allocation Schedule, and shall use their reasonable best efforts to sustain such allocation in any Tax audit or Tax dispute, unless specifically required to do otherwise pursuant to a “determination” within the meaning of Section 1313(a) of the Code or an analogous provision of state, local or foreign law. To the extent that payment is made to Seller with respect to Shares or Purchased Assets, respectively, then such payment (in the amount allocated in Final Purchase Price Allocation Schedule and subject to adjustment in accordance with the further provisions of this Agreement) shall be deemed to have been received by Seller on behalf of, and for the benefit of, the entities selling the Shares and the Purchased Assets. “Total Consideration” shall mean the sum of (i) the Purchase Price and (ii) any liabilities, as determined under the United States federal income tax principles, assumed by Buyer.

2.12 Withholding Taxes. In light of the agreement to indemnify pursuant to Section 7.01 hereof, Buyer agrees not to withhold tax from any payments made hereunder to Seller or the Selling Corporations. To the extent that Buyer becomes aware that it is required to withhold for any withholding Taxes, Buyer (i) shall provide prompt written notice to Seller of the amount of such Tax and (ii) shall consult with Seller in good faith as to the nature of the Tax and the basis upon which such withholding is required. Each of Buyer and Seller agrees to use their reasonable best efforts to obtain exemptions from, or reductions of, any Taxes required to be withheld from payments under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that, except as set forth in the corresponding Section of the Disclosure Schedules (provided, that disclosure in any section of the Disclosure Schedules shall apply to any other section to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other section):

3.01 Incorporation, Qualification and Authority of Seller. Seller is a corporation duly incorporated or organized, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power to enter into and consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements. Each of the Selling Corporations is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization specified in Schedule 1.01 of the Disclosure Schedules and has all necessary corporate power to sell to Buyer the Shares and the Purchased Assets (as applicable) and to enter into and consummate the transactions contemplated by, and carryout its obligations under, the Transaction Agreements to which it is a party. The execution and delivery by Seller and the Selling Corporations of the Transaction Agreements to which it is a party and the consummation by Seller and the Selling Corporations of the transactions contemplated by, and the performance by Seller of its obligations under, the Transaction Agreements have been duly authorized by all requisite corporate action on the part of Seller. The Transaction Agreements have been duly executed and delivered by Seller and the Selling Corporations (as applicable), and (assuming due authorization, execution and delivery by Buyer) the Transaction Agreements constitute legal, valid and binding obligations of Seller and the Selling Corporations, enforceable against Seller and the Selling Corporations in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

3.02 Incorporation, Qualification and Authority of the Business Subsidiaries. Each of the Business Subsidiaries is a corporation or other organization duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of incorporation or organization and has the corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted in all material respects. Each of the Business Subsidiaries is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Business Subsidiaries is in material violation of its organizational documents.

3.03 Capital Structure of the Business Subsidiaries. Section 3.03 of the Disclosure Schedules sets forth the authorized capital stock of each of the Business Subsidiaries and the number of shares of each class of capital stock of the Business Subsidiaries that are issued and outstanding. All of the outstanding shares of each of the Business Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights. There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating any of the Business Subsidiaries to issue or sell any of its shares or securities convertible into or exchangeable for its shares or any shares of its Subsidiaries. Except as set forth in Section 3.03 of the Disclosure Schedules, Seller owns, indirectly through the Selling Corporations, the Shares, free and clear of all Liens, and Seller has the corporate or other applicable organizational power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the shares of any of the Business Subsidiaries.

3.04 No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained or taken, the execution, delivery and performance by Seller and the Selling Corporations of the Transaction Agreements to which they are a party, the compliance by Seller with the provisions of this Agreement and the consummation by Seller and the Selling Corporations of the transactions contemplated by the Transaction Agreements do not and will not (a) violate or conflict with the Certificate of Incorporation or Bylaws or similar organizational documents of Seller, the Selling Corporations or any of the Business Subsidiaries, (b) conflict with or violate any Law or Governmental Order applicable to Seller, the Selling Corporations or any of the Business Subsidiaries, (c) except as set forth in Section 3.04(c) of the Disclosure Schedules, result in any breach of, constitute a default (or event that, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination or cancellation of, any Material Contract or Material Permit to which any of the Business Subsidiaries is a party, included in the Purchased Assets or by which any of such assets or properties is bound or affected, or (d) result in or cause the creation of any Lien (other than a Permitted Lien) on any of the assets or properties of any of the Business Subsidiaries or the Purchased Assets, except, in the case of clauses (b), (c) and (d), any such conflicts, violations, breaches, defaults, rights or Liens as, individually or in the aggregate, have not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and would not materially impair the ability of Seller to consummate the transactions contemplated by this Agreement.

3.05 Consents and Approvals. Except as set forth in Section 3.05 of the Disclosure Schedules, the execution and delivery by Seller and the Selling Corporation of the Transaction Agreements to which they are a party do not, and the performance by Seller and the Selling Corporations of, and the consummation by Seller and the Selling Corporations of the transactions contemplated by, the Transaction Agreements will not, require any consent, approval or authorization, or any filing with or notification to, any Governmental Authority (including any action required to be taken in connection with U.S. state investigative licenses), except (a) in connection, or in compliance with, the notification and waiting period requirements of the HSR Act and applicable filings or approvals under any non-U.S. Competition Laws or (b) where the failure to obtain such consent, approval or authorization, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business after the Closing or materially impair or delay the ability of Seller or the Selling Corporations to consummate the transactions contemplated by, or perform any of their respective obligations under, the Transaction Agreements.

3.06 Financial Information; Absence of Undisclosed Liabilities.

(a) Section 3.06(a)(i) of the Disclosure Schedules sets forth the audited combined statements of income, changes in stockholders’ equity and cash flows related to the Business at and for the years ended December 31, 2008 and 2009 and audited combined balance sheets related to the Business as of December 31, 2008 and 2009 and certain unaudited combined financial information related to the Business including the unaudited combined balance sheet as of October 31, 2010 (the “Reference Balance Sheet”) (collectively, the “Financial Statements”). The Financial Statements (i) were prepared in accordance with US GAAP, (ii) were prepared from and are consistent with the books and records of Seller and (iii) present fairly, in all material respects, the combined financial condition, results of operations and cash flows of the Business at their respective dates and for the periods covered by such statements (subject, in each case, to normal year-end adjustments and other adjustments described therein, including the notes thereto). The Financial Statements have been prepared on a stand-alone basis consistent with US GAAP and, except as set forth in Section 3.06(a) of the Disclosure Schedules, reflect all costs and expenses of conducting the Business, including proper allocations for all costs and expenses of services performed for the Business Subsidiaries by Seller and its Affiliates (other than the Business Subsidiaries). Section 3.06(a)(ii) of the Disclosure Schedules sets forth certain unaudited financial information related to First Advantage Offshore Services Private Limited (collectively, the “FAOS Financial Information”). The FAOS Financial Information (i) was prepared in accordance with US GAAP, (ii) was prepared from and is consistent with the books and records of Seller and (iii) present fairly, in all material respects, the financial condition and results of operations of First Advantage Offshore Services Private Limited as of and for the ten (10) month period ended October 31, 2010.

(b) There are no Liabilities of the Business (whether accrued, absolute, contingent or otherwise) that are not reflected on the Reference Balance Sheet, except (i) as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) Liabilities for Taxes and immaterial Liabilities incurred in the ordinary course of business, in each case, since the date of the Reference Balance Sheet, or (iii) as disclosed in Section 3.06(b) of the Disclosure Schedules.

(c) Seller has devised and maintained systems of internal accounting controls with respect to the Business which are in all material respects effective in providing reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization and the Business’ records reflect in all material respects the transactions and dispositions of the Business, (ii) transactions are recorded as necessary to permit the preparation of financial statements (including the Financial Statements) on a stand-alone basis in conformity with US GAAP and to maintain proper accountability for items, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(d) The books of account of the Business, and the minute books, stock record books and other records of the Business Subsidiaries, all of which have been made available to Buyer, are in all material respects complete and correct and have been maintained in accordance with sound business practices. Except as set forth in Section 3.06(d) of the Disclosure Schedules, the minute books of the Business Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the boards of directors and any committees of the boards of directors of the Business Subsidiaries, and no meeting of any of the stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of such books and records will be in the possession of the Business Subsidiaries.

3.07 Absence of Certain Changes or Events. Except as set forth in Section 3.07 of the Disclosure Schedules, since December 31, 2009 (i) there has not occurred any change, event, circumstance or development that has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, (ii) the Business Subsidiaries have conducted the Business in the ordinary course consistent with past practice and have not taken any action or failed to take any action that, if taken or not taken, as applicable, would have required Buyer’s consent under Section 5.01(ii), and (iii) there has not been any:

(a) change in the certificate of incorporation, bylaws or similar organizational documents of any of the Business Subsidiaries;

(b) grant of any Lien on any of the Shares, any other shares of the Business Subsidiaries, or any Assets or Purchased Assets, other than Permitted Liens or Liens that will be released at or prior to the Closing;

(c) merger or consolidation of any of the Business Subsidiaries with any Person or liquidation or dissolution of any Business Subsidiary, except inactive Business Subsidiaries;

(d) acquisition of any business or line of business;

(e) issuance or sale of any additional shares of, or other equity interests in, the Business Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or issuance or grant of any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares, such other equity interests or such securities;

(f) other than in the ordinary course of business, (i) assignment, sale, transfer, conveyance, lease, sublease or other disposition of any tangible property, securities or tangible assets other than to another Business Subsidiary; (ii) license, sale, disposition of, purchase or acquisition of (other than to or from another Business Subsidiary) any material Intellectual Property; or (iii) failure to make any filings or renewals, or to pay any fees, necessary to maintain or protect any material Intellectual Property, software licenses or domain name registrations;

(g) material loan, advance or capital contribution to or investment in any Person, other than loans, advances, capital contributions or investments between or among any of the Business Subsidiaries and/or the Selling Corporations;

(h) incurrence, creation, assumption or other liability for any Debt or assumption, guarantee, endorsement or other responsibility or liability for the obligations of any other individual, corporation or other entity (other than the obligations of any of the Business Subsidiaries);

(i) request or requirement for the acceleration of the payment of any amounts owed to any Business Subsidiary, deferral of the payment of any material accounts payable, entry into any sale-leaseback contract with respect to any asset or revaluation of any assets of the Business (whether tangible or intangible), including writing off notes or accounts receivable, accelerating, settling, discounting or compromising any accounts receivable or reversing any reserves with respect thereto;

(j) (i) creation of any subsidiaries not permitted pursuant to clause (d) above, or (ii) alteration through merger, liquidation, reorganization or restructuring or in any other fashion the corporate structure or ownership of any of the Business Subsidiaries, other than, with respect to this clause (ii), in connection with the winding up or dissolution of inactive Business Subsidiaries;

(k) material amendment or modification of the practices, policies or procedures of the Business Subsidiaries relating to regulatory compliance;

(l) (i) initiation of any material Action or (ii) settlement or compromise of any material Actions or investigations or waiver, release or assignment of any material rights or claims, except, in the case of this clause (ii), where the amount payable by or to any Business Subsidiary is less than $250,000 in the aggregate;

(m) except as may have been required pursuant to the terms of a Seller Plan, Subsidiary Plan, Employment Agreement, collective bargaining agreement or applicable Law: (i) establishment of any new, or material amendment or termination of any existing, Seller

Plan, Subsidiary Plan, or collective bargaining agreement (other than amendments or modifications to existing Seller Plans, where such amendment or modification was generally applicable to Business Employees and other employees of Seller and its Affiliates and was not an enhancement of severance pay or termination benefits); (ii) entry into or material amendment or termination of any existing Employment Agreement; (iii) acceleration of the vesting, material payment or funding of any compensation or benefits under, any material Subsidiary Plan; or (iv) grant of any new, or increase in any existing, entitlement to severance pay or termination benefits to any Business Employee;

(n) material change in any method of financial accounting or financial accounting practice or policy used by the Business in the preparation of its financial statements, including with respect to reserves for excess or obsolete inventory, doubtful accounts or reserves, depreciation or amortization policies or rates, billing and invoicing policies, or payment or collection policies or practices, other than such changes that are required by US GAAP or applicable Law;

(o) entry into any material contract with Seller or any of its Affiliates (other than other Business Subsidiaries);

(p) termination or material amendment, modification to or waiver of, or assignment of any material rights or claims with respect to, any Material Contract;

(q) other than in the ordinary course of business (i) making of any material Tax election; (ii) change of any annual Tax accounting period or material method of Tax accounting; (iii) amendment to any material Tax Return; (iv) entry into any material closing agreement or settlement any material Tax claim, audit or assessment;

(r) material change in the customary methods of operations of any Business Subsidiary or the Business, including practices and policies relating to marketing, selling and pricing; or

(s) entry into any legally binding commitment with respect to any of the foregoing.

3.08 Absence of Litigation. Section 3.08 of the Disclosure Schedules sets forth all material Actions pending or, to the Knowledge of Seller, threatened against any of the Business Subsidiaries, and all material outstanding Governmental Orders against any of the Business Subsidiaries or by which any property, asset or operation of the Business is bound or affected. There are no Actions pending or, to the Knowledge of Seller, threatened against any of the Business Subsidiaries, or outstanding Governmental Orders against any of the Business Subsidiaries or by which any property, asset or operation of the Business is bound or affected, in each case that would have the effect of materially delaying the consummation of the transactions contemplated by this Agreement. There are no Actions pending or, to the Knowledge of Seller, threatened against any of the Business Subsidiaries which if determined adversely to the Business Subsidiaries would have a Material Adverse Effect. This Section 3.08 shall not apply to matters relating to Taxes, which shall be governed by Section 3.17, or Intellectual Property, which shall be governed by Section 3.11.

3.09 Compliance with Laws. (a) The Business Subsidiaries are, and since January 1, 2007 each of the Business Subsidiaries have been, in compliance in all material respects with (and there exists no event that, with notice or passage of time or both, would result in any of the Business Subsidiaries being in conflict with or in violation in any material respect of) any Laws or Governmental Orders applicable to its property, assets or operations of the Business and, to the Knowledge of Seller, none of the Business Subsidiaries have been charged or are under investigation with respect to any material violation of any Laws or Governmental Orders and neither Seller nor any of the Business Subsidiaries has received any written notice thereof. The representations and warranties in this Section 3.09 does not address any matter that is addressed by Section 3.11 (Intellectual Property), Section 3.12 (Environmental Matters), Section 3.14(h) (Compliance with Labor and Employment Laws), and Section 3.17 (Taxes).

(b) Except as set forth in Section 3.09(b) of the Disclosure Schedules, since January 1, 2010, the Business Subsidiaries have not (x) failed to comply with material compliance policies applicable to the Business Subsidiaries or (y) received in writing any material complaint from any Person, nor has the general counsel of the Business received, directly or indirectly, in writing from any third party any material allegation, assertion or claim, regarding material deficiencies in the compliance practices, procedures, methodologies or methods of the Business Subsidiaries or their employees or their respective internal compliance controls, including any complaint, allegation, assertion or claim that the Business Subsidiaries or their employees has engaged in illegal practices with respect to the Business.

(c) To the Knowledge of Seller, since January 1, 2008, no director, officer, agent, employee or other person affiliated with or acting on behalf of Seller or any of the Business Subsidiaries, with respect to the Business, has made any unlawful payment or offered anything of value to any foreign government official or employee or to any foreign political party, party official or candidate for public office in material violation of the FCPA or any other similar applicable Law.

3.10 Governmental Licenses and Permits.

(a) Each of Seller, the Selling Corporations and the Business Subsidiaries hold all material licenses, permits, approvals, consents, certificates, registrations and authorizations issued by a Governmental Authority necessary for it to own, lease, license and operate its properties and assets related to the Business and to carry on the Business as now being conducted (collectively, the “Material Permits”). All Material Permits are in all material respects valid and in full force and effect. Section 3.10 of the Disclosure Schedules sets forth each Material Permit used or held for use by the Selling Corporations and each Business Subsidiary in the Business.

(b) None of Seller, the Selling Corporations or any of the Business Subsidiaries has received any cease and desist letters or material written inquiries from any Governmental Authority with respect to the Material Permits. No material suspension or cancellation of any of the Material Permits is pending or, to the Knowledge of Seller, threatened, except where such suspension or cancellation would not. None of Seller, the Selling Corporations or any of the Business Subsidiaries is in material violation or breach of, or default under, any Material Permit.

3.11 Intellectual Property.

(a) Section 3.11(a) of the Disclosure Schedules sets forth a list of: (i) (x) registered Intellectual Property and any pending applications therefor and (y) domain names, in each case that are (1) owned or filed by the Selling Corporations and used in the operation of the Business as currently conducted or (2) owned or filed by the Business Subsidiaries (the “Registered Owned Intellectual Property”); (ii) all other Intellectual Property owned by any Business Subsidiary (together with the Registered Owned Intellectual Property, the “Owned Intellectual Property”) that is material to the Business (other than trade secrets); (iii) all licenses of Intellectual Property licensed to a Business Subsidiary by a third party (“Third Party Intellectual Property”) other than licenses to immaterial Intellectual Property or licenses to Software available on reasonable terms through commercial distributors or in consumer retail stores; (iv) all licenses to Owned Intellectual Property granted by any Business Subsidiary to any other Person other than non-exclusive licenses granted in the ordinary course of business that are not material to the Business; and (v) any other agreement restricting in any material respect the right of any Business Subsidiary to use any Intellectual Property.

(b) The Selling Corporations and the Business Subsidiaries are the exclusive owners of the Owned Intellectual Property (other than trade secrets) and, to the Knowledge of Seller, of any trade secrets owned by any of the Business Subsidiaries, in each case, free and clear of any Liens other than Permitted Liens. All Owned Intellectual Property that is owned or filed by any of the Selling Corporations is included within the Purchased Assets.

(c) Other than with respect to use of Intellectual Property in a manner that would not violate the rights of third parties (e.g., fair use, use of Intellectual Property in the public domain, etc.), the Owned Intellectual Property, Third Party Intellectual Property, the Seller Names and Marks and any assets or rights provided to Buyer pursuant to the Transition Services Agreement includes all Intellectual Property used in and material to the operation of the Business. Upon consummation of the transactions contemplated by this Agreement, the Business Subsidiaries shall continue to have the same rights as the Business Subsidiaries had immediately prior to the Closing to use all of the material Intellectual Property used in connection with the operation of the Business as currently conducted by the Business Subsidiaries, other than with respect to the Seller Names and Marks and any assets or rights provided to Buyer pursuant to the Transition Services Agreement.

(d) (i) No Business Subsidiary is the subject of any pending or, to the Knowledge of Seller, threatened Action against a Business Subsidiary and no Business Subsidiary has received any written notice since January 1, 2008, which, in each case described in this clause (i), involves a claim of infringement, unauthorized use, or violation of any Intellectual Property of any third Person, against any Business Subsidiary or challenges the ownership or use by a Business Subsidiary of, or the validity or enforceability of, any Intellectual

Property owned or licensed by any Business Subsidiary; (ii) each Business Subsidiary’s rights in and to the Intellectual Property owned by such Business Subsidiary are valid and enforceable; (iii) the conduct of the Business does not violate, conflict with or infringe any Intellectual Property of any other Person; and (iv) to the Knowledge of Seller, there is no unauthorized use, infringement or misappropriation of any material Owned Intellectual Property.

(e) Since January 1, 2008, no Business Subsidiary has made any written claim or is involved in any pending Action or, to the Knowledge of Seller, any Action threatened in writing, in each case alleging that any Person has infringed, violated, misused or misappropriated any Intellectual Property owned by any Business Subsidiary.

(f) To the Knowledge of Seller, neither Seller nor any of the Business Subsidiaries is using any Registered Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability thereof.

(g) The Business Subsidiaries are in material compliance with all applicable Laws and applicable policies of the Business Subsidiaries (or, to the Knowledge of Seller, the applicable policies of third parties with which the Business Subsidiaries are legally or contractually obligated to comply) pertaining to the protection of Personal Data and Security. No Business Subsidiary is subject to any pending, or to the Knowledge of Seller, threatened Action against any Business Subsidiary or has received any written notice alleging that any Business Subsidiary or the operation of the Business has experienced a Security breach materially adversely affecting the Business Subsidiaries’ protection of Personal Data (to the extent such breach has not been remedied or was remedied within the past two (2) years) or violated any Person’s privacy rights, privacy-related Law or privacy policy. “Personal Data” means any information from which an individual may be identified, including without limitation: an individual’s names; addresses; location; telephone numbers; fax numbers; email addresses; unique biometric data, including fingerprint or retina scans; social security number; any other government-issued identification numbers; and “personal information”, “nonpublic personal information”, “protected health information” (and other similar information, however described) as defined in any Laws. “Security” means technological, physical, administrative and procedural safeguards relating to the protection of Personal Data, including but not limited to policies, procedures, guidelines, practices standards, controls, hardware, software, firmware and physical security measures, the function or purpose of which is, in whole or part, to: (1) protect the confidentiality, integrity or availability of Personal Data on the Business Subsidiaries’ systems; (2) prevent the unauthorized use of or unauthorized access to Personal Data on the Business Subsidiaries’ systems; or (3) prevent a Security breach or malicious code infection of Business Subsidiaries’ systems that could reasonably be expected to affect the Business Subsidiaries’ ability to protect Personal Data.

(h) The Business Subsidiaries have implemented reasonable backup and disaster recovery arrangements designed to ensure the continued operation of the Business in the event of a disaster or business interruption.

(i) The Business Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all material trade secrets used or held for use in connection with the operation of the Business.

(j) No material portion of the source code of any Software owned and used by the Business Subsidiaries in the operation of the Business has been delivered or licensed by the Business Subsidiaries to any third-party Person, including any source code escrow agent.

(k) To the Knowledge of Seller, the Software used by the Business Subsidiaries in the operation of the Business does not contain any “back door”, “drop dead device”, “time bomb”, “Trojan Horse”, “virus”, or “worm” (as such terms are commonly understood in the software industry) or any other malicious code designed or intended to have any of the following functions: (i) materially disrupting, disabling, harming, or otherwise impeding the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any material data or file without the user’s consent.

3.12 Environmental Matters. Except for any matters that have not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) the Business and the Business Subsidiaries are, and since January 1, 2008 have been, in compliance with all applicable Environmental Laws and have obtained and are in compliance with all permits, licenses, approvals and authorizations required pursuant to applicable Environmental Laws; (b) the Business Subsidiaries have not disposed of or released any Hazardous Material in violation of any applicable Environmental Law since January 1, 2008; (c) the Business Subsidiaries have not since January 1, 2008 received in writing any notice, demand letter or request for information from any Governmental Authority, or any notice of any civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings, indicating that such Business Subsidiary may be in violation of, or have liability under, any applicable Environmental Law, and to the Knowledge of Seller no claims, proceedings, investigations, actions or suits have been threatened by any Governmental Authority or any other Person against any Business Subsidiary under any Environmental Law from and after January 1, 2008; and (d) no Business Subsidiary has agreed to assume or accept responsibility, by contract, for any liability of any other Person under any Environmental Law.

3.13 Material Contracts.

(a) Except as set forth in Section 3.13(a) of the Disclosure Schedules, as of the date of this Agreement, none of the Business Subsidiaries is party to any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, agreement, commitment, obligation, undertaking, concession, franchise or license (each, including all amendments thereto, a “Contract”):

(i) that represents a joint venture or other Contract relating to the ownership by any Business Subsidiary of a partnership, membership or other equity interest in a third party;

(ii) that contains covenants of any Business Subsidiary (or that would bind Buyer, any Affiliate of Buyer, or any of the Business Subsidiaries following Closing) (A) not to compete in any line of business or in any geographical area, (B) not to sell, supply or distribute any material amount of products or services to any Person, or (C) that materially restrict hiring, employment or solicitation for employment;

(iii) that contains exclusivity obligations binding on any of the Business Subsidiaries or purporting to bind Affiliates of any of the Business Subsidiaries;

(iv) that contains earn-out, deferred or contingent purchase price or similar contingent payment obligations on the part of any Business Subsidiary in excess of $100,000;

(v) that provides for the acquisition of any business, business unit or product line or the capital stock of any other Person, which was consummated within three (3) years prior to the date of this Agreement, for consideration in excess of $1,000,000;

(vi) that provides for the disposition or sale, which was consummated within three (3) years prior to the date of this Agreement, of any business or business unit or the capital stock of any Business Subsidiary for consideration in excess of $1,000,000 or in respect of which the Business Subsidiaries will, after giving effect to the Closing, have any material liability or obligation;

(vii) that relates to Debt of any Business Subsidiary, other than trade payables and accrued expenses;

(viii) under which (A) any Person (other than any of the Business Subsidiaries) has directly or indirectly guaranteed any material liabilities or obligations of any of the Business Subsidiaries or (B) any of the Business Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than any of the Business Subsidiaries), including in each case any “take-or-pay” or keepwell agreement;

(ix) that is between any of the Business Subsidiaries, on the one hand, and Seller, any Affiliate of Seller or any of the Business Subsidiaries (excluding other Business Subsidiaries) or any current or former director, officer or employee of Seller or any of the Business Subsidiaries, on the other hand (other than Employment Agreements);

(x) that is a material Government Contract, including any Government Contract with the United States federal government;

(xi) that involves any resolution or settlement of any actual or threatened material Action since January 1, 2008;

(xii) that is (A) a collective bargaining agreement or other Contract with a labor organization or (B) any Employment Agreement with any (1) employee who is a member of the executive committee of the Business or (2) other individual employee on a full-time, part-time, or consulting basis providing for annual base compensation in excess of $175,000;

(xiii) that constitutes a lease or sublease relating to any of the Leased Real Property, for which the annual rent paid thereunder exceeds $125,000;

(xiv) pursuant to which aggregate payments to or by a Business Subsidiary, in excess of $400,000 annually or in excess of $1,000,000 over the remaining term of such Contract;

(xv) Contracts pertaining to any transaction or incentive bonus, “stay-put” or other similar compensatory payments, in any case, to be made to any Business Employee on or after the Closing Date as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby;

(xvi) Contracts scheduled or required to be scheduled in Section 3.11(a) of the Disclosure Schedules; or

(xvii) each written commitment or agreement to enter into any of the foregoing.

Each contract of the type described in clauses (i) through (xvi) above is referred to herein as a “Material Contract.”

(b) Each Material Contract is a legal, valid and binding obligation of one of the Business Subsidiaries, and, to the Knowledge of Seller, each other party to such Material Contract, and is enforceable against the applicable Business Subsidiary, and, to the Knowledge of Seller, each such other party in accordance with its terms, subject, in each case, to the Bankruptcy and Equity Exception. None of the Business Subsidiaries nor, to the Knowledge of Seller, any other party to a Material Contract, is in material default or material breach of or has failed to perform any material obligation under a Material Contract, and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material breach or material default (whether by lapse of time or notice or both). Seller has made available to Buyer true, complete and correct copies of all Material Contracts.

3.14 Employment and Employee Benefits Matters.

(a) Section 3.14(a) of the Disclosure Schedules sets forth a true and complete list of each Seller Plan, Subsidiary Plan and each Material Employment Agreement. Seller has previously made available to Buyer a true and complete copy of each writing (and a summary of any material oral Subsidiary Plan) constituting a part of each Seller Plan and Subsidiary Plan in which a Business Employee participates. Except as set forth in Section 3.14(a) of the Disclosure Schedules or in the ordinary course of business, to the Knowledge of Seller, neither Seller nor any of its Affiliates (including the Business Subsidiaries) has communicated to any current or former Business Employee any intention or commitment to materially amend or modify any material Seller Plan or material Subsidiary Plan or to establish or implement any other material employee or retiree benefit or material compensation plan or arrangement.

(b) Except as set forth in Section 3.14(b) of the Disclosure Schedules, each Subsidiary Plan and Seller Plan in which a Business Employee participates that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) has received a favorable determination letter from the IRS that it is so qualified and that has not been revoked, or the remedial amendment period under Section 401(b) of the Code and IRS Revenue Procedure 2005-66 has not expired, and to the Knowledge of Seller, no fact or event has occurred that would reasonably be expected to adversely affect such qualification.

(c) Except as would not reasonably be expected to result in a material liability of the Business following the Closing, (i) no Controlled Group Liability has been incurred by any Business Subsidiary nor, to the Knowledge of Seller, do any circumstances exist that could reasonably be expected to result in Controlled Group Liability for any of the Business Subsidiaries following the Closing, (ii) neither Seller nor any of its ERISA Affiliates has at any time during the last six (6) years, contributed to or been obligated to contribute to any “Multiemployer Plan” or incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full, and (iii) neither Seller nor any ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA. No Subsidiary Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code.

(d) Other than routine claims for benefits, there are no legal proceedings pending or Governmental Authority audits or investigations or, to the Knowledge of Seller, threatened (i) with respect to any Subsidiary Plan or (ii) by or on behalf of any current or former Business Employee relating to his or her employment, termination of employment, compensation or benefits which could reasonably be expected to give rise to a material liability of the Business after the Closing Date. There are no inquiries, investigations, audits or proceedings pending or, to the Knowledge of Seller, threatened by any Governmental Authority with respect to any Subsidiary Plan or any related trust.

(e) Each Subsidiary Plan and Material Employment Agreement has been operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws.

(f) Except as set forth in Section 3.14(f) of the Disclosure Schedules, no Subsidiary Plan provides retiree life insurance, retiree health or other retiree welfare benefits to any current or former Business Employee other than coverage that may be required by applicable Law.

(g) Section 3.14(g) of the Disclosure Schedules lists all collective bargaining agreements, union contracts, employee representation agreements, and similar labor-related agreements or arrangements that cover any Business Employees in effect on the date of this Agreement (each, a “Collective Bargaining Agreement”). To the Knowledge of Seller, there are no formal organizational campaigns, petitions or other material unionization activities seeking recognition of a bargaining unit in the Business. There are no material unfair labor practice charges or other material labor-related complaints or union representation petitions pending or, to the Knowledge of Seller, threatened before any labor board or Governmental Authority which would reasonably be expected to result in any material liability to the Business Subsidiaries following the Closing. There are no material strikes, slowdowns or work stoppages pending or, to the Knowledge of Seller, threatened, and no such strike, slowdown or work stoppage has occurred since January 1, 2008.

(h) Except as would not reasonably be expected to result in a material liability to the Business Subsidiaries following the Closing, each Business Subsidiary is in compliance in all material respects with all applicable Laws respecting employment, fair employment practices, terms and conditions of employment, workers compensation, worker classification, employee leave issues, wages and hours, occupational safety and health and fair labor standards, including any obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws requiring notice to employees in the event of a plant closing or layoff (“WARN”).

(i) Except as would not reasonably be expected to result in a material liability to the Business Subsidiaries following the Closing: (x) no Business Subsidiary has misclassified any person who performs services for the Business as an independent contractor, temporary employee, leased employee, volunteer or any other servant or agent (each a “Contingent Worker”); (y) no Contingent Worker who is eligible to participate in any Subsidiary Plan has been excluded therefrom; and (z) no Business Subsidiary employs or engages any volunteer workers, paid or unpaid interns or any other unpaid workers, other than, in the case of (x), (y) and (z), as set forth in Section 3.14(i) of the Disclosure Schedules.

(j) Except as set forth in Section 3.14(j) of the Disclosure Schedules, none of the Business Subsidiaries is subject to any pending, or to the Knowledge of Seller, threatened investigation relating to labor employment practices by any Governmental Authority which would reasonably be expected to result in any material liability to the Business Subsidiaries following the Closing.

(k) Except as set forth in Section 3.14(k) of the Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, or cause (i) any current or former Business Employee to be entitled to severance pay or any other payment (except pursuant to an Employment Agreement or severance arrangement disclosed in the Disclosure Schedules), (ii) the accelerated vesting, funding or delivery of, any payment or benefit or increase the amount payable to any Business Employee or any other material obligation under a Subsidiary Plan, or (iii) result in any forgiveness of indebtedness

(l) The consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will not result in a payment or benefit to any Business Employee that would not be deductible under Section 280G of the Code. No Business Employee is entitled to receive any additional payment (including any tax gross-up, indemnity, or other payment) from the Business Subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code.

(m) Except as would not reasonably be expected to result in a material liability to the Business Subsidiaries following the Closing and except as set forth in Section 3.14(m) of the Disclosure Schedules, no Business Subsidiary has any obligations to indemnify or otherwise assume responsibility for (i) payments or benefits to employees that otherwise would be made or provided by any co-employing entity or (ii) payments to governmental tax authorities due as a result of payments or benefits that would be, were, or are to be, made or provided by a co-employing entity.

3.15 Real Property.

(a) The Business Subsidiaries have valid leasehold title or the right to use or occupy pursuant to a sublease, license or other agreement all real property used or occupied as of the date of this Agreement by the Business Subsidiaries in the Business (the “Leased Real Property”) in each case free and clear of all Liens, except for Permitted Liens and:

(i) Liens listed in Section 3.15(a) of the Disclosure Schedules;

(ii) zoning, building and other generally applicable land use restrictions; and

(iii) Liens that have been placed by a third party on the fee title of real property constituting Leased Real Property.

The Business Subsidiaries do not hold fee title to any real property.

(b) To the Knowledge of Seller, except as set forth in Section 3.15(b) of the Disclosure Schedules, (i) all leases and subleases for the Leased Real Property under which any of the Business Subsidiaries is a lessee or sublessee are in full force and effect and are enforceable in accordance with their respective terms, subject to the Bankruptcy and Equity Exception and (ii) since January 1, 2008, no written notices of default under any lease or sublease for any Leased Real Property have been sent or received by any Business Subsidiary. Section 3.15(b) of the Disclosure Schedules contains a complete and accurate list of all of the Leased Real Property, including in each case the addresses of such property.

3.16 Insurance.

(a) Except for the insurance policies acquired directly by and in the name of one or more Business Subsidiaries, which policies are listed in Section 3.16(a) of the Disclosure Schedules (each, a “Business Subsidiary Policy”), the insurance policies for the Business Subsidiaries are maintained by Seller. True and correct copies of the Business Subsidiary Policies have been made available to Buyer. No notice has been received by Seller or any Business Subsidiary from any insurance carrier purporting to cancel or refuse renewal, reduce or dispute coverage under any such Business Subsidiary Policy.

(b) Section 3.16(b) of the Disclosure Schedules lists all Seller insurance policies that cover any of the Business Subsidiaries or their properties or assets.

(c) Section 3.16(c)(i) of the Disclosure Schedules includes a true and complete list of all claims existing and duly noticed with respect to the Business Subsidiaries under the Business Subsidiary Policies or under any Seller insurance policies from January 1, 2008 to the date of this Agreement. Except as set forth in Section 3.16(c)(ii) of the Disclosure Schedules, to the Knowledge of Seller, no incident has occurred since the date of the Reference Balance Sheet that could give rise to a material claim under any of such insurance policies. Premiums or other payments due under all such Business Subsidiary Policies have been paid in full (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Business Subsidiaries are otherwise in material compliance with the terms of such Business Subsidiary Policies.

3.17 Taxes.

(a) All U.S. federal income and non-U.S. national income Tax Returns and all other material Tax Returns required to be filed on or before the Closing Date by or with respect to any of the Business Subsidiaries have been or will be filed as of the Closing Date and all such Tax Returns are or will be correct and complete in all material respects;

(b) All U.S. federal income and non-U.S. national income and all other material Taxes (whether or not reflected on a Tax Return) required to be paid prior to the Closing Date with respect to the Business Subsidiaries have been paid or will be paid by the due date thereof, other than Taxes (i) currently payable in the ordinary course of business without penalty or interest, or (ii) being contested in good faith by appropriate procedures and each of the Business Subsidiaries has complied, in all material respects, with all applicable Laws relating to the withholding of Taxes and the payment of withheld Taxes;

(c) No material claims have been or are being asserted in writing with respect to any Taxes of the Business Subsidiaries with respect to any open taxable period that has not been previously resolved;

(d) There are no material audits or investigations by any taxing authority, or judicial or administrative proceedings with respect to Taxes of or relating to, any Business Subsidiary currently in progress;

(e) None of the Business Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4;

(f) None of the Business Subsidiaries has entered into any written agreement waiving or extending the statute of limitations or the period of assessment or collection of any material Taxes with respect to any of the Business Subsidiaries, which statute (taking into account any waiver or extension) has not yet expired;

(g) Within the past three years, no Business Subsidiary has received a written notice or inquiry from any jurisdiction where such Business Subsidiary does not file income or franchise Tax Returns to the effect that such Business Subsidiary is required to file such Tax Returns in such jurisdiction, that has not been previously resolved;

(h) No Business Subsidiary has any material unpaid liability for the Taxes of any other Person pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax law as a result of having been a member of a combined, consolidated, affiliated or unitary group or as a transferee or successor or is a party to any Tax sharing or indemnity agreement (other than any agreement (i) by or among such Business Subsidiary and its Affiliates or (ii) that is or will be terminated on or prior to the Closing Date);

(i) None of the Business Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any change in method of accounting under Section 481 of the Code (or any similar provision of Law) made on or prior to the Closing Date; and

(j) There are no liens for Taxes (other than Permitted Liens) on any assets of any Business Subsidiary or on any of the Purchased Assets.

3.18 Transactions with Affiliates. No officer, director, stockholder or Affiliate (other than the Business Subsidiaries) of the Seller or the Business Subsidiaries owns any shares of stock or other securities (other than ownership of less than 12% of the outstanding capital stock of a publicly traded company) of, or has any other direct or indirect interest in, any Person which has a business relationship as creditor, licensor, licensee, supplier, distributor or customer with the Business Subsidiaries or has borrowed any moneys from or have outstanding any Debt or other similar obligation to the Business Subsidiaries. Except as set forth in Section 3.18 of the Disclosure Schedules, none of Seller, any Affiliate of Seller (excluding the Business Subsidiaries) or any current or former officer, director or employee of the Business Subsidiaries, Seller or any Affiliate of Seller owns or has any direct or indirect interest in (i) any Intellectual Property which is used in or which may be required in the ownership or operation by the Business Subsidiaries of their properties and assets, or to otherwise carry on and conduct their business and affairs or (ii) any other material properties or assets that are used or held for use in the Business, other than, in each case (i) and (ii), the assets and rights provided to Buyer pursuant to the Transition Services Agreement and the Seller Names and Marks.

3.19 Brokers. Except for Macquarie Capital (USA) Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the sale of the Business or any other transactions contemplated by the Transaction Agreements based upon arrangements made by or on behalf of Seller or any of its Affiliates (including the Business Subsidiaries), and any such fee or commission will be paid for solely by Seller.

3.20 Assets.

(a) Except for the Purchased Assets and any property, assets and rights provided to Buyer pursuant to the Transition Services Agreement and the Seller Names and Marks, a Business Subsidiary owns, leases or has the legal right to use all of the material properties and assets used in the conduct of the Business or otherwise owned, leased or used by Business Subsidiaries, and, with respect to contract rights, is a party to and enjoys the right to the benefits of all material contracts, agreements and other material arrangements used in the conduct of the Business in the ordinary course, or by the Business Subsidiaries in the conduct of the Business (the “Assets”).

(b) The Assets and the Purchased Assets together with any property, assets and rights provided to Buyer pursuant to the Transition Services Agreement and the Seller Names and Marks, constitute all of the material properties, assets and rights forming a part of, used, or held, and all such material properties, assets and rights as are necessary in the conduct of, the Business as currently conducted. At all times since the Reference Balance Sheet, the Seller has caused the Assets and the Purchased Assets to be maintained in accordance with good business practice in all material respects.

(c) The Selling Corporations have or at the Closing will have the complete and unrestricted power and unqualified right to sell, assign, transfer, convey and deliver the Purchased Assets to Buyer without penalty or other adverse consequences. Following the consummation of the transactions contemplated by this Agreement and the execution of the instruments of transfer contemplated by this Agreement, Buyer or the Business Subsidiaries will own, with good and marketable title (following the filing by Buyer of any recordations of such instruments of transfer necessary to update record title), or lease, under valid and subsisting leases, or otherwise acquire the interests of Seller in the Purchased Assets, free and clear of any Liens, other than Permitted Liens.

3.21 Customers. Listed in Section 3.21 of the Disclosure Schedules are the names of the customers of the Business with revenue of more than $750,000 for the twelve-month period ended December 31, 2009 (the “Material Customers”) and the amount of revenue for each such customer during such period. None of the Seller, the Business Subsidiaries or their Affiliates have received any written notice or, to the Knowledge of Seller, has reason to believe that any Material Customer has ceased, or will cease, to use the products or services of the Business, or has substantially reduced, or will substantially reduce, the use of such products or services.

3.22 Vendors. Listed in Section 3.22 of the Disclosure Schedules are the names of each of the ten (10) most significant vendors (by total spend) for the Business for the ten month period ended on October 10, 2010 (the “Material Suppliers”) and the amount for which each such vendor invoiced the Business during such period. None of the Seller, the Business Subsidiaries or their Affiliates have received any written notice or, to the Knowledge of Seller, has any reason to believe that any such Material Supplier will not sell raw materials, supplies, merchandise and other goods to the Business after the Closing on terms and conditions substantially similar to those used in its current sales to the Business as of the date of this Agreement, subject to general and customary price increases.

3.23 Complete Copies of Materials. Seller has made available to Buyer true and materially complete copies of the documents disclosed in the Disclosure Schedules (other than with respect to any such documents that were not required to be disclosed in the Disclosure Schedules and except as otherwise set forth in the Disclosure Schedules).

3.24 Foreign Corrupt Practices. None of the Business Subsidiaries, or to the Knowledge of Seller, any director, officer, agent, employee or other Person acting on behalf of the Business Subsidiaries or Seller or its Affiliates in connection with the Business has, in the course of its actions for, or on behalf of, the Business Subsidiaries or Seller or its Affiliates in connection with the Business (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer herby represents and warrants to Seller that:

4.01 Incorporation and Authority of Buyer. Buyer is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power to enter into the Transaction Agreements and to consummate the transactions contemplated by, and to carry out its obligations under, the Transaction Agreements. The execution and delivery of the Transaction Agreements by Buyer, the consummation by Buyer of the transactions contemplated by, and the performance by Buyer of its obligations under, the Transaction Agreements have been duly authorized by all requisite corporate action on the part of Buyer. The Transaction Agreements have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) the Transaction Agreements constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, subject to the Bankruptcy and Equity Exception.

4.02 Qualification and Authority of Buyer. Buyer has the corporate or other appropriate power and authority to operate its business as now conducted. Buyer is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not materially impair or delay the ability of Buyer to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements.

4.03 No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 4.04 have been obtained or taken, except as otherwise provided in this Article IV and except as may result from any facts or circumstances to the extent relating to Seller or the Business Subsidiaries, the execution, delivery and performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Agreements do not and will not (a) violate or conflict with the organizational documents of Buyer, (b) conflict with or violate any Law or Governmental Order applicable to Buyer or (c) result in any breach of, constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination or cancellation of, or result in the creation of any material Lien on any of the assets or properties of Buyer pursuant to, any Contract to which Buyer or any of its Affiliates is a party or by which any of such assets or properties is bound or affected, except, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Liens as would not materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

4.04 Consents and Approvals. The execution and delivery by Buyer of the Transaction Agreements do not, and the performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Agreements will not, require any material consent, approval or authorization, or any material filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance with, the notification and waiting period requirements of the HSR Act and applicable filings or approvals under any non-U.S. Competition Laws set forth in Section 3.05 of the Disclosure Schedules or (b) where the failure to obtain such consent, approval or authorization, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer to consummate the transactions contemplated by, or performing any of its obligations under, the Transaction Agreements.

4.05 Absence of Restraints; Compliance with Laws.

(a) To the knowledge of Buyer, there exist no facts or circumstances that would reasonably be expected to materially impair or delay the ability of Buyer to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.

(b) Buyer is not in violation of any applicable Law or Governmental Order applicable to it or by which any of its assets is bound or affected, except for violations the existence of which would not, individually or in the aggregate, reasonably be expected to materially impair or delay the ability of Buyer to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.

4.06 Securities Matters. The Shares are being acquired by Buyer for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Shares or any interest in them. Buyer has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Shares, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares. Buyer acknowledges that the Shares have not been registered under the Securities Act, or any state, provincial or foreign securities Laws, and understands and agrees that it may not sell or dispose of any of the Shares except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any applicable state or foreign securities Laws.

4.07 Financing. Buyer has delivered to Seller true, correct and complete copies of (i) the executed commitment letter (the “Financing Letter”), dated as of the date hereof, from STG III, L.P., a Delaware limited partnership, and STG III-A, L.P., a Delaware limited partnership (collectively, the “Equity Provider”) to provide, subject to the terms and conditions therein, equity financing in the aggregate amount set forth therein (the “Financing”). As of the date hereof, the Financing Letter has not been amended or modified, no such amendment or modification is contemplated, and the commitments contained in such letter have not been withdrawn or rescinded in any respect. Buyer has fully paid any and all fees in connection with the Financing Letter that are payable on or prior to the date hereof, and, as of the date hereof, the Financing Letter is in full force and effect and are the valid, binding and enforceable obligations of Buyer, and to the knowledge of Buyer, the other parties thereto. The net proceeds contemplated by the Financing Letter will, in the aggregate, be sufficient for Buyer to pay the Purchase Price and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under the Financing Letter. As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings relating to the Financing to which Buyer or any of their Affiliates is a party. The Financing Letter contains all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Buyer on the terms therein.

4.08 No Litigation. As of the date of this Agreement there are no Actions pending or, to the knowledge of Buyer, threatened against any of Buyer or its Subsidiaries that would have the effect of materially delaying the consummation of the transactions contemplated by this Agreement.

4.09 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the sale of the Business based upon arrangements made by or on behalf of Buyer or any of its Affiliates, and any such fee or commission shall be paid for solely by Buyer.

ARTICLE V

ADDITIONAL AGREEMENTS

5.01 Conduct of Business Prior to the Closing. Except (x) as required by applicable Law or as otherwise contemplated by or otherwise necessary to effectuate the Transaction Agreements, and (y) for matters identified in Section 5.01 of the Disclosure Schedules, from the date of this Agreement through the Closing, unless Buyer otherwise consents in writing in advance (which consent shall not be unreasonably withheld, conditioned or delayed), Seller will, and will cause the Business Subsidiaries to, (i) in all material respects conduct the Business in the ordinary course consistent with past practice, (ii) use reasonable efforts to preserve intact the business organizations related to the Business, keep available the services of key employees of the Business and preserve its current business relationships with its Material Customers, Material Suppliers and other Persons with which they have had significant business relationships and (iii) with respect to the Business or the Business Subsidiaries, not do any of the following:

(a) adopt any change in the certificate of incorporation, bylaws or similar organizational documents of any of the Business Subsidiaries;

(b) grant any Lien on any of the Shares, any other shares of the Business Subsidiaries, or any Assets or Purchased Assets, other than Permitted Liens or Liens that will be released at or prior to the Closing;

(c) merge or consolidate any of the Business Subsidiaries with any Person or liquidate or dissolve any Business Subsidiary, except inactive Business Subsidiaries;

(d) make any acquisition of any business or line of business;

(e) issue or sell any additional shares of, or other equity interests in, the Business Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares, such other equity interests or such securities;

(f) (i) assign, sell, transfer, convey, lease, sublease or otherwise dispose of any tangible property, securities or tangible assets other than to another Business Subsidiary; (ii) license, sell, dispose of, purchase or acquire (other than to or from another Business Subsidiary) any material Intellectual Property, other than non-exclusive licenses in the ordinary course of business or the acquisition of Intellectual Property in the ordinary course of business; or (iii) fail to make any filings or renewals, or to pay any fees, necessary to maintain or protect any material Intellectual Property, software licenses or domain name registrations;

(g) make any loan, advance or capital contribution to or investment in any Person, other than loans, advances, capital contributions or investments between or among any of the Business Subsidiaries and/or the Selling Corporations;

(h) incur, create, assume or otherwise become liable for any Debt or assume, guarantee, endorse or otherwise become responsible or liable for the obligations of any other individual, corporation or other entity (other than the obligations of any of the Business Subsidiaries), or engage in any discussions with any third party with respect to any of the foregoing;

(i) request or require the acceleration of the payment of any amounts owed to any Business Subsidiary, defer the payment or any material accounts payable, enter into any sale-leaseback contract with respect to any asset or revalue any assets of the Business (whether tangible or intangible), including writing off notes or accounts receivable, accelerate, settle, discount or compromise any accounts receivable or reverse any reserves with respect thereto;

(j) (i) create any subsidiaries not permitted pursuant to clause (d) above, or (ii) alter through merger, liquidation, reorganization or restructuring or in any other fashion the corporate structure or ownership of any of the Business Subsidiaries, other than, with respect to this clause (ii), in connection with the winding up or dissolution of inactive Business Subsidiaries;

(k) materially amend or modify the practices, policies or procedures of the Business Subsidiaries relating to regulatory compliance;

(l) (i) initiate any Action or (ii) settle or compromise any Actions or investigations, whether now pending or hereafter made or brought, or waive, release or assign any material rights or claims, except, in the case of this clause (ii), for any actions taken after consultation with Buyer (A) in the ordinary course of business, where the amount payable by or to any Business Subsidiary is less than $100,000 in the aggregate, or (B) with respect to matters for which Seller is responsible for providing indemnification pursuant to Article X; provided, that, any such settlement or compromise fully releases the Business Subsidiaries;

(m) make or agree to make any capital expenditure or expenditures in excess of $250,000 individually or $1,000,000 in the aggregate;

(n) except as is required pursuant to the terms of this Agreement, a Seller Plan, Subsidiary Plan, Employment Agreement, collective bargaining agreement or applicable Law or as set forth in Section 5.01(n) of the Disclosure Schedules: (i) grant or announce any increase in the wages, salaries, bonuses or incentives with respect to any Business Employee, including any such increase pursuant to any Seller Plan, Subsidiary Plan or Employment Agreement, other than bonuses or incentives to individuals or small numbers of Business Employees, none of which are officers of any Business Subsidiary, involving no more than $10,000 individually or $50,000 in the aggregate; (ii) establish any new, or materially amend or terminate any existing, Seller Plan, Subsidiary Plan, or collective bargaining agreement (other than amendments or modifications (A) to existing Seller Plans, where such amendment or modification is generally applicable to Business Employees and other employees of Seller and its Affiliates and is not an enhancement of severance pay or termination benefits, or (B) as permitted by clause (i) hereof); (iii) enter into or materially amend or terminate any existing

Employment Agreement (other than entering into new Employment Agreements with newly hired Business Employees; provided, that (A) the offer of employment to such Business Employee was made prior to the date of this Agreement on such terms and conditions of employment as are consistent with past practice; or (B) such Business Employee was hired to replace a terminated Business Employee on such terms and conditions of employment as are consistent with past practice); (iv) accelerate the vesting, material payment or funding of any compensation or benefits under, any material Subsidiary Plan; or (v) grant any new, or increase any existing, entitlement to severance pay or termination benefits to any Business Employee (other than in connection with entering into new Employment Agreements with newly hired Business Employees as permitted by clause (iii) hereof);

(o) make any material change in any method of financial accounting or financial accounting practice or policy used by the Business in the preparation of its financial statements, including with respect to reserves for excess or obsolete inventory, doubtful accounts or reserves, depreciation or amortization policies or rates, billing and invoicing policies, or payment or collection policies or practices, other than such changes that are required by US GAAP or applicable Law;

(p) enter into any contract with Seller or any of its Affiliates (other than other Business Subsidiaries);

(q) terminate or materially amend, modify or waive, or assign any material rights or claims with respect to, any Material Contract or enter into any agreement which, if in effect as of the date of this Agreement, would be a Material Contract;

(r) other than in the ordinary course of business (A) make or change any material Tax election; (B) change any annual Tax accounting period or material method of Tax accounting; (C) amend any material Tax Return; (D) enter into any material closing agreement or settle any material Tax claim, audit or assessment;

(s) make any material change in the customary methods of operations of any Business Subsidiary or the Business, including practices and policies relating to marketing, selling and pricing; or

(t) enter into any legally binding commitment with respect to any of the foregoing.

5.02 Access to Information.

(a) From the date of this Agreement until the Closing Date, upon reasonable prior notice, and except as determined in good faith to be necessary to ensure compliance with any applicable Law, preserve any applicable privilege (including the attorney-client privilege) or comply with any contractual confidentiality obligations, Seller shall, shall cause the Business Subsidiaries to, and shall use commercially reasonable efforts to cause its Representatives to, (i) afford the Representatives of Buyer reasonable access, during normal business hours, upon reasonable notice, to the properties, operations, books and records of the Business Subsidiaries and of Seller and its Affiliates in respect of the Business Subsidiaries and the Business, (ii) furnish or cause to be furnished to the Representatives of Buyer such additional financial and operating data and other information regarding the Business as Buyer may from time to time reasonably request, (iii) use its commercially reasonable efforts (including executing a customary joint defense agreement with Buyer) to obtain the assistance of Seller’s auditors, accountants, counsel and other advisors in connection with Buyer’s investigation and (iv) make available to the Representatives of Buyer and its Affiliates those employees of Seller and the Business Subsidiaries whose assistance, expertise, testimony, notes and recollections or presence are necessary to assist Buyer in connection with its inquiries for any of the purposes referred to above; provided, however, that such investigation (x) shall not unreasonably interfere with any of the businesses, personnel or operations of Seller, the Selling Corporations, the Business Subsidiaries or any of their Affiliates and (y) shall not involve any sampling or intrusive environmental investigation at any Leased Real Property without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed); and provided, further, that the auditors and accountants of Seller, the Business Subsidiaries or any of their Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If reasonably requested by Seller, Buyer shall enter into a customary joint defense agreement with Seller, the Selling Corporations, and the Business Subsidiaries with respect to any information to be provided to Buyer pursuant to this Section 5.02(a). No information or knowledge obtained in any review pursuant to this Section 5.02(a) shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement in accordance with the terms and provisions hereof, nor shall it prejudice any right or entitlement of any Buyer Indemnified Parties to indemnification under this Agreement.

(b) In addition to the provisions of Section 5.03, from and after the Closing Date, in connection with the preparation of financial statements or U.S. Securities and Exchange Commission reporting obligations, upon reasonable prior notice, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege) or (iii) comply with any contractual confidentiality obligations, Buyer shall, and shall cause each of the Business Subsidiaries, its Affiliates, and use reasonable best efforts to cause its Representatives to, (A) afford the Representatives of Seller and its Affiliates reasonable access, during normal business hours, upon reasonable notice, to the properties, books and records of Buyer and its Affiliates in respect of the Business Subsidiaries and the Business, (B) furnish or cause to be furnished to the Representatives of Seller and its Affiliates such additional financial and other information regarding the Business Subsidiaries and their Affiliates and the Business as Seller or its Representatives may from time to time reasonably request, (C) use its reasonable best efforts to obtain the assistance of Buyer’s auditors, accountants, counsel and other advisors in connection with Seller’s preparation of financial statements after the Closing and (D) make available to the

Representatives of Seller and its Affiliates those employees of Buyer and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist Seller in connection with its inquiries for any of the purposes referred to above; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Buyer or any of its Affiliates; and provided, further, that the auditors and accountants of Buyer or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by Buyer, Seller or one of its Affiliates shall enter into a customary joint defense agreement with Buyer and its Affiliates with respect to any information to be provided to Seller pursuant to this Section 5.02(b).

(c) In addition to the provisions of Section 5.03, from and after the Closing Date, in connection with the preparation of financial statements or U.S. Securities and Exchange Commission reporting obligations, upon reasonable prior notice, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege) or (iii) comply with any contractual confidentiality obligations, Seller shall, and shall cause its Affiliates and use reasonable best efforts to cause its Representatives to, (A) furnish or cause to be furnished to the Representatives of Buyer and its Affiliates such additional financial and other information regarding the Business Subsidiaries and their Affiliates and the Business as Buyer or its Representatives may from time to time reasonably request, (B) use its reasonable best efforts to obtain the assistance of Seller’s auditors, accountants, counsel and other advisors in connection with Buyer’s preparation of financial statements after the Closing (other than with respect to discontinued operations) and (C) make available to the Representatives of Buyer and its Affiliates those employees of Seller and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist Buyer in connection with its inquiries for any of the purposes referred to above; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Seller or any of its Affiliates; and provided, further, that the auditors and accountants of Seller or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by Seller, Buyer or one of its Affiliates shall enter into a customary joint defense agreement with Seller and its Affiliates with respect to any information to be provided to Buyer pursuant to this Section 5.02(c).

(d) All information received by Buyer and given by or on behalf of the Seller or the Business Subsidiaries in connection with this Agreement and the transactions contemplated hereby will be held by Buyer and its Affiliates, agents, and representatives as “Confidential Information”, as defined in, and pursuant to the terms of, the Confidentiality Agreement.

5.03 Preservation of Books and Records and Confidentiality.

(a) Seller and Buyer agree that each of them shall preserve and keep the records held by it relating to the Business Subsidiaries and the Business with respect to periods prior to the Closing Date for a period of six (6) years from the Closing Date. In the event Seller, on the one hand, or Buyer, on the other hand, wishes to destroy such records after six (6) years from the Closing Date, such party shall use reasonable efforts to first give ninety (90) days’ prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records.

(b) Buyer and Seller acknowledge and agree that Seller and its Affiliates and Representatives have had possession of or have had access to confidential and proprietary information of the Business, Business Subsidiaries and the Purchased Assets. Seller agrees to, and shall cause its Representatives and Affiliates to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the Business and each Business Subsidiary, (ii) in the event that Seller or any such Representative or Affiliate becomes legally compelled to disclose any such information, provide Buyer with prompt written notice of such requirement so that Buyer, or the Business Subsidiaries may seek a protective order or other remedy or waive compliance with this Section 5.03(b), (iii) in the event that such protective order or other remedy is not obtained, or Buyer waives compliance with this Section 5.03(b), furnish only that portion of such confidential information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by Seller, its Representatives or Affiliates and such information which was not previously known to Seller or any of its Representatives or Affiliates but becomes rightfully known to Seller or its Representatives or Affiliates after Closing, without restriction, from a source (other than Buyer and its Affiliates) not related to Seller’s prior ownership of the Business and without any breach of duty to Buyer or its Affiliates.

5.04 Regulatory and Other Authorizations; Consents.

(a) Each of Buyer and Seller shall use its reasonable best efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all federal, state, local and foreign Governmental Authorities that may be, or become, necessary for its performance of its obligations pursuant to, and consummation of the transactions contemplated by, this Agreement, (ii) take all such actions as may be requested by any such Governmental Authority to obtain such authorizations, consents, orders and approvals and (iii) avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. Buyer and

Seller will cooperate in seeking promptly to obtain all such authorizations, consents, orders and approvals. Other than as may be required by applicable Law, neither Seller nor Buyer shall take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any required approvals.

(b) The parties have submitted their respective HSR Act notification and report forms and, within one (1) Business Day after the written request by Seller to Buyer, will request early termination (it being understood that the Closing Date shall be no earlier than December 29, 2010). Each of Buyer and Seller agrees to make promptly any additional filing that may be required with respect to the transactions contemplated by this Agreement under any other Competition Law or by any other Governmental Authority and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such filings.

(c) Subject to applicable Law, each party to this Agreement shall keep the other party apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority, comply with any such inquiry or request as promptly as practicable, promptly notify the other party of any oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement, permit the other party to review in advance any communication proposed to be made by such party to any Governmental Authority and provide the other party with copies of all correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand; provided, however, that materials may be redacted to remove references concerning the valuation of the Business Subsidiaries. Each of Buyer and Seller shall furnish to the other party such information and assistance as such party reasonably may request in connection with the preparation of any submissions to, or proceedings by, any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting, or engage in any conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, unless prohibited by such Governmental Authority or applicable Law, and then to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting or conversation. Neither party to this Agreement shall extend, directly or indirectly, any waiting period under the HSR Act or any other Competition Law or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Subject to the Confidentiality Agreement and to Section 5.02, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing.

(d) Each of Buyer and Seller shall use its reasonable best efforts to obtain, as promptly as practicable, any clearance required under the HSR Act or any other Competition Laws for the consummation of the transactions contemplated by this Agreement; provided, however, that reasonable best efforts shall not include (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such businesses or assets of Buyer, the Transferred Subsidiaries and their respective Subsidiaries and the Purchased Assets, (ii) otherwise taking or committing to take actions that after the Closing would limit Buyer’s and/or its Subsidiaries’ freedom of action with respect to, or its or their ability to operate and/or retain the Purchased Assets or one or more of the businesses or assets of Buyer, the Transferred Subsidiaries and/or their respective Subsidiaries and (iii) agreeing to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Buyer’s or Buyer’s Subsidiaries’ ability to operate or retain the Purchased Assets or any of the businesses or assets of Buyer, the Transferred Subsidiaries or any of their respective Subsidiaries.

(e) Each party to this Agreement agrees to use commercially reasonable efforts to obtain any other consents and approvals, and submitting any notices or applications and making any filings, that may be required in connection with the transactions contemplated by this Agreement.

5.05 Insurance.

(a) Subject to Section 5.05(b), from and after the Closing Date, the Business Subsidiaries shall cease to be insured by Seller’s and its Affiliates’ respective insurance policies and by any of their respective self-insured programs, other than by the Business Subsidiary Policies. To the extent that any of Seller and its Subsidiaries (other than the Business Subsidiaries) is an insured or additional insured party under a Business Subsidiary Policy, such insured or additional insured party or parties, as applicable, shall have the right from and after the Closing to assert claims for any damages, losses, expenses or liabilities of such party or parties under such Business Subsidiary Policy in accordance with the terms thereof to the extent such matter is the subject of indemnification under Section 10.01.

(b) Notwithstanding Section 5.05(a), (i) no termination of coverage of the Business Subsidiaries under any “occurrence based” policy of Seller in force as of the Closing Date shall be effected so as to prevent the Business Subsidiaries from recovering under such policies for losses covered thereby from events occurring on or prior to the Closing Date, (ii) no termination of coverage of the Business Subsidiaries under any “claims made” policy of Seller in force as of the Closing Date shall be effected so as to prevent the Business Subsidiaries from recovering under such policies for losses covered thereby arising from or out of any claim made on or prior to the Closing Date, it being understood in each case that the Business Subsidiaries shall be responsible for any deductible payable under the terms of the applicable policy in connection with any such claims.

5.06 Guarantees. At or prior to the Closing, Buyer shall use commercially reasonable efforts to cooperate with Seller’s efforts to obtain from the creditor or other counterparty a full release of Seller and any of its Affiliates (other than the Business Subsidiaries) that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under the guarantees entered into by or on behalf of Seller, the Selling Corporations or any of their respective Affiliates (other than solely by the Business Subsidiaries) solely to the extent that such guarantees support an obligation of one or more of the Business Subsidiaries in connection with the Business and are set forth in Section 5.06 of the Disclosure Schedules (together, the “Seller Guarantees”). Buyer further agrees that to the extent Seller or any of its Affiliates incurs any Losses in connection with such Seller Guarantees being called upon on or after the Closing, Buyer shall indemnify, defend and hold harmless Seller against, and reimburse Seller for, any and all Losses incurred by Seller in connection with such Seller Guarantee being called upon.

5.07 No Solicitation or Negotiation. Seller agrees that between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement, none of Seller, the Selling Companies, the Business Subsidiaries or any of their respective Affiliates, officers, directors, Representatives or agents will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any portion of the Business or any Business Subsidiary (other than inventory to be sold in the ordinary course of business consistent with past practice) or (B) to enter into any merger, consolidation, business combination, recapitalization, reorganization or other extraordinary business transaction involving or otherwise relating to the Business or any Business Subsidiary or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, assist or participate in, or facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. Seller shall notify Buyer promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to Buyer, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. Seller agrees not to, and to cause the Selling Companies and the Business Subsidiaries not to, without the prior written consent of Buyer, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which Seller, the Selling Companies or the Business Subsidiaries are a party.

5.08 Intercompany Obligations; Debt; Cash; Certain Payment Rights.

(a) Seller shall take, or cause to be taken, such action as may be necessary so that, as of the Closing Date, there shall be no intercompany obligations between the Business Subsidiaries, on the one hand, and Seller and its Affiliates (other than the Business Subsidiaries), on the other hand.

(b) Except as set forth in Section 5.08(b) of the Disclosure Schedules, Seller shall ensure that, as of Closing, none of the Business Subsidiaries shall have any outstanding Debt, or any Liens securing any Debt, and shall provide to Buyer an executed copy of any payoff letters or payoff certificates reasonably requested by Buyer, in form and substance reasonably acceptable to Buyer, with respect to the payoff of any such Debt, including, without limitation, with respect to the payoff of all amounts outstanding under that certain Letter Agreement, dated January 7, 2008, by and between First Advantage Europe, Ltd. and Bank of America, N.A., as amended July 28, 2009.

(c) Notwithstanding any other provision of this Agreement to the contrary, Seller may (but shall not be required to) sweep or otherwise remove all or a portion of the cash of the Business Subsidiaries from the Business Subsidiaries organized in the United States and the Subsidiaries of CoreLogic Investments Corporation prior to the Closing (including in connection with the settlement of intercompany obligations pursuant to Section 5.08(a) and the settlement of Debt obligations pursuant to Section 5.08(b)), including by making dividends or distributions thereof; provided, however, that the Seller may not take any of the above actions with respect to the Business Subsidiaries organized outside of the United States (other than the Subsidiaries of CoreLogic Investments Corporation); provided, further, that any such actions set forth in this Section 5.08(c) shall not be permitted to the extent they would cause the Minimum Cash Threshold to not be satisfied at the Closing Date.

(d) [Intentionally Omitted]

(e) Seller covenants and agrees, at the Closing, to execute and deliver to Buyer, for the benefit of each Business Subsidiary, a general release and discharge, substantially in the form attached hereto as Exhibit H.

5.09 Termination of Rights to the Names and Marks.

(a) As soon as practicable after the Closing Date (and in any event within sixty (60) days thereafter), (i) Buyer shall and shall cause each of its Affiliates (which shall include the Business Subsidiaries) to (A) cease and discontinue all uses of the Seller Names and Marks and (B) complete the removal of the Seller Names and Marks set forth on Schedule 3.11(c) of the Disclosure Schedules from all products, signage, vehicles, properties, technical information and promotional materials and (ii) Seller shall and shall cause each of its Affiliates to (A) cease and discontinue all uses of the Company Names and Marks and (B) complete the removal of the Company Names and Marks set forth on Schedule 3.11(a) of the Disclosure Schedules from all products, signage, vehicles, properties, technical information and promotional materials.

(b) Buyer, for itself and its Affiliates, agrees that the rights of the Business Subsidiaries to the Seller Names and Marks set forth on Schedule 3.11(c) of the Disclosure Schedules pursuant to the terms of any trademark agreements between Seller and its Affiliates on the one hand and the Business Subsidiaries on the other shall terminate on the Closing Date. Seller, for itself and its Affiliates, agrees that the rights of Seller and its Affiliates to the Company Names and Marks set forth on Section 3.11(a) of the Disclosure Schedules pursuant to the terms of any trademark agreements between Seller and its Affiliates on the one hand and the Business Subsidiaries on the other shall terminate on the Closing Date.

(c) For purposes of clarity, nothing in this Section 5.09 shall preclude any uses of the Company Names and Marks by Seller and its Affiliates that are required or otherwise not prohibited under applicable Law, including uses of the Company Names and Marks not in commerce, uses that would not cause confusion as to the origin of a good or service, and references to the Company Names and Marks in legal, historical, tax, and similar records. For purposes of clarity, nothing in this Section 5.09 shall preclude any uses of the Seller Names and Marks by Buyer and its Affiliates that are required or otherwise not prohibited under applicable Law, including uses of the Seller Names and Marks not in commerce, uses that would not cause confusion as to the origin of a good or service, and references to the Seller Names and Marks in legal, historical, tax, and similar records.

5.10 Further Action Regarding Purchased Assets.

(a) If, after the Closing Date, Seller or Buyer identifies any Intellectual Property that (1) was owned by any Business Subsidiary prior to the Closing Date but (x) is not used in the Business and is used by Seller or its Affiliates or, (y) as between the Business and the business (other than Business) conducted by Seller and its Affiliates as of the Closing Date, that was primarily used in the business (other than Business) conducted by Seller and its Affiliates as of the Closing Date, and (2) was not transferred to Seller or an Affiliate of Seller prior to the Closing Date, Buyer shall, or shall cause the applicable Business Subsidiary to, promptly transfer such Intellectual Property to Seller or its designated Affiliates for no additional consideration. With respect to any such Intellectual Property so transferred, Seller, on behalf of itself and its Affiliates, hereby grants to Buyer and its Affiliates a perpetual, irrevocable, non-exclusive, sublicensable, royalty-free license to use and otherwise exploit such Intellectual Property (to the extent used in connection with the Business as of the Closing Date) in connection with their operation of the Business.

(b) If, after the Closing Date, Seller or Buyer identifies any Intellectual Property that was (1) owned by Seller or its Affiliates prior to the Closing Date but (x) is used in the Business and is not used by Seller or its Affiliates (excluding, for the avoidance of doubt, the Business Subsidiaries) or, (y) as between the Business and the business conducted by Seller and its Affiliates (other than Business) as of the Closing Date, that was primarily used in the Business as of the Closing Date, and (2) that was not transferred to the Business Subsidiaries prior to the Closing Date, Seller shall, or shall cause the applicable Affiliate to, promptly transfer such Intellectual Property to Buyer or its designated Affiliates for no additional consideration, except for any items or matters which are the subject of the Transition Services Agreement or included in the Seller Names and Marks. With respect to any such Intellectual Property so transferred, Buyer, on behalf of itself and its Affiliates, hereby grants to Seller and its Affiliates a perpetual, irrevocable, non-exclusive, sublicensable, royalty-free license to use and otherwise exploit such Intellectual Property (to the extent used by Seller or any of its Affiliates in any of their businesses (other than the Business) as of the Closing Date) in connection with the operation of their businesses (other than Business).

(c) Buyer and Seller shall use their respective commercially reasonable efforts to deliver certain of the Purchased Assets, as appropriate, through an electronic delivery or in such other manner reasonably calculated, and take all other commercially reasonable actions necessary, to minimize or avoid the incurrence of Transfer Taxes.

5.11 Resignation of Officers and Directors. Seller will cause the officers and directors of the Business Subsidiaries designated by Buyer not less than five (5) Business Days prior to the Closing to resign or be removed as a director or officer of the Business Subsidiaries, as applicable, effective immediately prior to Closing.

5.12 Further Action.

(a) Each of Seller and Buyer (i) shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Agreements and give effect to the transactions contemplated by the Transaction Agreements, (ii) shall refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing and (iii) without limiting the foregoing, shall use its reasonable best efforts to cause all of the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement to be met as promptly as reasonably practicable after the date of this Agreement; provided, the parties agree to use their respective commercially reasonable efforts to consummate the transactions contemplated hereby on or prior to December 29, 2010. In furtherance and not in limitation of the foregoing, in the event that any of the assets, properties, rights, titles and interests (tangible or intangible) owned by Seller or its Affiliates (A) used primarily by or for the benefit of the Business or (B) used in a material respect by or for the benefit of the Business and is material to the conduct of the Business in all material respects in substantially the same manner as it is conducted as of the date of this Agreement shall not have been conveyed at Closing, except in each case for any items or matters which are the subject of the Transition Services Agreement or included in the Seller Names and Marks, Seller shall use its reasonable best efforts to (x) in the case of any assets, properties, rights, titles or interests which are subject to clause (A) above, convey, transfer and assign, free and clear of all Liens (except Permitted Liens), as promptly as reasonably practicable, to Buyer or, at Buyer’s direction, one or more of the Business Subsidiaries, good title to, valid leasehold interests in (in the case of any such properties or assets leased by Seller or any of its Affiliates), or valid rights under contract to use, all such assets, properties, rights, titles and interests (subject to clause (y)), (y) if the actions referred to in clause (x) require the consent of a third party (1) use commercially reasonable best efforts to obtain such consent as promptly as practicable, and (2) take the applicable action referred to in clause (x) as promptly as practicable after obtaining such consent, and (z) with respect to any such assets, properties, rights, titles and interests which are subject to clause (B) above or which are otherwise not conveyed to Buyer at or immediately following the Closing, provide the applicable benefits thereof to Buyer or, at Buyer’s direction, one or more of the Business Subsidiaries in a manner consistent in all material respects with past practice (pending outright conveyance, transfer and assignment in the case of assets, properties, rights, titles and interests which are subject to clause (A) above). Prior to the Closing, the parties shall cooperate in good faith to identify any assets, properties, rights, titles or interests which are subject to clauses (A) and (B) above.

(b) If, after the Closing, Seller or its Affiliates receive any funds that are the property of Buyer or its Affiliates (including the Business Subsidiaries), Seller shall, or shall cause one of its Affiliates to, remit any such funds promptly to Buyer or such Affiliate. If, after the Closing, Buyer or its Affiliates (including the Business Subsidiaries) receive any funds that are the property of Seller or its Affiliates, Buyer shall, or shall cause one of its Affiliates to, remit any such funds promptly to Seller or such Affiliate.

5.13 Non-Solicitation; Non-Competition.

(a) For a period of two (2) years from the Closing Date, none of Seller, its Subsidiaries or any of their officers, directors or employees shall, directly or indirectly, (i) solicit for employment or hire (whether as an employee, consultant or otherwise) any individual who was an employee of a Business Subsidiary immediately prior to Closing; provided that Seller, its Subsidiaries and their officers, directors and employees shall not be precluded from soliciting or hiring, or taking any other action with respect to any such person who (A) has been terminated by Buyer or its Affiliates (including a Business Subsidiary) prior to commencement of employment discussions between Seller, its Subsidiaries or any of their officers, directors or employees and such person, or (B) responds to general or public solicitation not targeted at employees of Buyer or any of its Affiliates, including the Business Subsidiaries (including by a bona fide search firm) or (ii) solicit, persuade, encourage or take any other action which is intended to induce (A) any vendor or supplier of the Business Subsidiaries to adversely alter, modify or discontinue its relationship with the Business Subsidiaries or (B) any customer or client of the Business Subsidiaries to discontinue, or not to commence, purchasing from the Business Subsidiaries; provided, that Seller and its Affiliates shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such Persons described above.

(b) (i) For a period of thirty (30) months from the Closing Date, with respect to each Competitive Business, each Restricted Party (as defined below) shall not, either directly or indirectly as a stockholder, investor, member, partner or otherwise, own, manage, operate or engage in such Competitive Business (as defined below) in any of the jurisdictions in which Seller operates the particular Competitive Business as of immediately prior to the Closing. Notwithstanding the foregoing, (A) the purchase or resulting ownership by a Restricted Party of a Person that derives less than (x) ten percent (10%) of its total annual revenues or (y) $5 million in annual revenues from a Competitive Business, measured for the fiscal year ended immediately prior to the date of such purchase, shall not constitute a breach of this Section 5.13(b); provided, however, that in the case of a Person that derives $5 million or more in annual revenues, but less than ten percent (10%) of its total annual revenues, from a Competitive Business, Seller shall divest to an unaffiliated third party, or cause the applicable Restricted Party to divest, with respect to the portion of such Person that engages in a Competitive Business as soon as reasonably practicable, and in any event not later than six months, following the acquisition of such ownership or interest (except that the obligations set forth in this proviso shall not apply to Seller or any other Restricted Party in the event that Seller or such Restricted Party consummates the acquisition of such Person at any time after the twenty four (24) month anniversary of the Closing Date), (B) nothing in this Section 5.13(b) shall be construed to prohibit the Restricted Parties from providing, or otherwise restrict or limit the right of the Restricted Parties to provide, services of a nature provided by Seller and its Subsidiaries other than the Business Subsidiaries as of the date of this Agreement or from seeking and obtaining licenses and authorizations necessary for the operation of Seller and its Subsidiaries after the date of this Agreement, and (C) the Restricted Parties may, directly or indirectly, hold publicly traded interests in or securities of any Person engaged in a Competitive Business to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than ten percent (10%) of the voting power of such Person. Buyer expressly acknowledges that Seller and its Subsidiaries other than the Business Subsidiaries currently provide, and will continue to provide following the Closing, products and services which may be competitive with products and services offered by the Business Subsidiaries.

(ii) For the purposes of this Agreement, “Restricted Party” shall mean (i) Seller and (ii) each Affiliate of Seller for the period that such Affiliate is directly or indirectly owned by Seller. For the purposes of this Agreement, “Competitive Business” shall mean the Business as presently conducted by each Business Subsidiary solely in those jurisdictions and with respect only to those aspects of such Business Subsidiary’s operations in such jurisdiction as of immediately prior to the Closing.

(c) Seller acknowledges that the covenants of Seller set forth in this Section 5.13 are an essential element of this Agreement and that, but for the agreement of Seller to comply with these covenants, Buyer would not have entered into this Agreement. Seller has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 5.13 are reasonable and proper. Seller agrees and acknowledges that remedies at law for any breach of its obligations under this Section 5.13 are inadequate and that in addition thereto Buyer shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach.

5.14 Notification of Certain Matters. Except as prohibited by applicable Law, Seller shall give notice to Buyer promptly, and in any event no later than five (5) Business Days prior to the anticipated Closing Date, of any event, change, occurrence, circumstance or development prior to the Closing which causes or is reasonably likely to cause the conditions set forth in Section 8.02 not to be satisfied or the commencement of any Action by or against Seller, the Selling Companies or the Business Subsidiaries that will or is reasonably likely to affect the legality, validity or enforceability of this Agreement or seeking to enjoin, alter or delay the consummation of the transactions contemplated hereby. The delivery of any notice pursuant to this Section shall not be deemed to modify the representations or warranties hereunder of Seller, and the delivery of any notice pursuant to this Section shall not be deemed to (a) modify the conditions set forth in Article VIII, (b) cause the conditions set forth in Section 8.02 not to be satisfied or (c) limit or otherwise affect the remedies available hereunder to Buyer.

5.15 Compliance with WARN Act. Buyer shall be responsible for compliance with the WARN Act with respect to terminations and “employment losses” (as defined under the WARN Act) of any Transferred Employees occurring on or after the Closing. Buyer shall indemnify, defend and hold harmless Seller and its Affiliates with respect to any Liabilities and Losses under the WARN Act arising on or after the Closing Date with respect to the Transferred Employees.

5.16 Investigation. BUYER ACKNOWLEDGES AND AGREES THAT IT HAS MADE ITS OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING THE BUSINESS SUBSIDIARIES, THE BUSINESS AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE

TRANSFERRED HEREUNDER OR PURSUANT HERETO. BUYER FURTHER ACKNOWLEDGES AND AGREES THAT THE ONLY REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE BY SELLER ARE THE REPRESENTATIONS, WARRANTIES, COVENANTS, AND AGREEMENTS MADE IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS AND BUYER HAS NOT RELIED UPON ANY OTHER REPRESENTATIONS OR OTHER INFORMATION MADE OR SUPPLIED BY OR ON BEHALF OF SELLER OR BY ANY AFFILIATE OR REPRESENTATIVE OF SELLER, INCLUDING ANY INFORMATION PROVIDED BY MANAGEMENT PRESENTATIONS, AND THAT BUYER WILL NOT HAVE ANY RIGHT OR REMEDY ARISING OUT OF ANY SUCH REPRESENTATION OR OTHER INFORMATION (ABSENT FRAUD). NOTWITHSTANDING THE FOREGOING, NO INVESTIGATION BY BUYER OR ITS REPRESENTATIVES PRIOR TO OR AFTER THE DATE OF THIS AGREEMENT SHALL DIMINISH, OBVIATE OR CURE ANY BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT CONTAINED IN THIS AGREEMENT OR OTHERWISE AFFECT BUYER’S RIGHTS UNDER THIS AGREEMENT.

5.17 Transition Services. Buyer and Seller shall negotiate in good faith to prepare within thirty (30) days after the date hereof the Transition Services Agreement on terms consistent with those set forth in Exhibit B.

5.18 E-mail Use and Forwarding. For a period of twelve (12) months following the Closing, Buyer acknowledges and agrees that Sellers and their Affiliates shall be permitted to continue to use and access the email addresses that incorporate “fadv.com” (and any other domain names of the Business Subsidiaries) in the manner consistent with that used immediately prior to the Closing, and Buyers and their Affiliates shall reasonably cooperate with Sellers in connection with Seller’s use of, access to, and transition from such e-mail addresses, including with respect to the forwarding of email received for such addresses to the new email addresses for Sellers and their Affiliates.

5.19 Financing.

(a) Buyer shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letter (or on terms no less favorable to Buyer (including with respect to the conditionality thereof)) and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under the Financing Letter, if such amendment, modification or waiver reduces the aggregate amount of the Financing or amends the conditions precedent to the Financing in a manner that would reasonably be expected to delay or prevent the Closing Date or make the funding of the Financing less likely to occur. Buyer shall use its reasonable best efforts (i) to maintain in effect the Financing Letter, (ii) to consummate the Financing at or prior to the Closing, (iv) to comply with its obligations under the Financing Letter and (v) to enforce all of its rights under the Financing Letter and the definitive agreements related thereto. Buyer shall keep Seller informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to Seller, upon its request, copies of the definitive documents related to the Financing.

(b) Buyer shall give Seller prompt notice if any condition to the Financing Letter is not likely to be satisfied, in each case, of which Buyer becomes aware or any termination of the Financing Letter. Buyer acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to Closing. For purposes of this Section 5.19, references to “Financing” shall include the financing contemplated by the Financing Letter as permitted to be amended, modified or replaced by this Section 5.19(b).

(c) Between the date of this Agreement and the Closing, Seller shall, and shall cause the Business Subsidiaries, and its Representatives to, provide such assistance and cooperation as Buyer may reasonably request in connection with any proposed financing, including, without limitation, the contemplated Tennenbaum Capital Partners debt financing (provided, that such requested assistance and cooperation does not unreasonably interfere with the ongoing operation of the Business), including (i) making senior management reasonably available for customary lender meetings and “roadshow” presentations and cooperating with prospective lenders in performing their due diligence, (ii) cooperating in the preparation of any offering memorandum or similar document, (iii) furnishing Buyer and its financing sources with financial and other pertinent information regarding the Business as may be reasonably requested by Buyer, including financial statements and financial data, and (iv) causing the Business Subsidiaries to provide and execute documents as may be reasonably requested by Buyer; provided, that the Business Subsidiaries shall not be required to pay any commitment or other similar fee or incur any other liability in connection with such financing prior to the Closing.

5.20 Continuing Business Relationship. Following the Closing, Seller and Buyer desire that (i) Seller and/or its Affiliates continue to purchase certain products and services of the Business used by Seller and/or its Affiliates immediately prior to Closing and (ii) Buyer and/or its Affiliates purchase certain data and other products from Seller and/or its Affiliates provided to the Business immediately prior to Closing. Seller and Buyer agree to negotiate in good faith the terms and conditions of such arrangement after Closing; provided, however, neither party shall have any liability to the other party for the failure to enter into a mutually agreeable arrangement with respect to the foregoing.

ARTICLE VI

EMPLOYEE MATTERS

6.01 Employment of all Employees of the Business Subsidiaries. Each Person who is a Business Employee as of the Closing Date, including any full-time or part-time Business Employee, any Business Employee on vacation or who has taken a personal day or occasional absence day as currently defined in Seller’s or the Business Subsidiary’s policies, subject to clause (i) below, any Business Employee who is on an approved leave of absence, whether paid or unpaid, including leave under the Family Medical Leave Act of 1993 including any Business Employee on short-term or long term disability leave, shall continue to be or shall become an employee, director or consultant of the appropriate Business Subsidiary or Subsidiaries as of and immediately after the Closing Date (the “Transferred Employees”). Effective immediately prior to the Closing, Seller shall cause (i) the employment of each individual who is not then employed by a Business Subsidiary, and who is listed in Section

6.01(a)(i) of the Disclosure Schedules, to be transferred to an appropriate Business Subsidiary not later than the Closing and, with respect to the period of time beginning on the Closing and thereafter, Buyer and the Business Subsidiaries shall bear and be responsible for all Liabilities with respect to such Business Employees incurred during such period, and (ii) the employment of each Business Employee who is listed in Section 6.01(a)(ii) of the Disclosure Schedules to be transferred from a Business Subsidiary to Seller or an Affiliate (other than the Business Subsidiaries) prior to the Closing and, with respect to the period of time beginning on the Closing and thereafter, Seller and its Affiliates shall bear and be responsible for all Liabilities with respect to such Business Employees incurred during such period.

6.02 Terms and Conditions of Employment.

(a) Buyer agrees to provide, or to cause each Business Subsidiary to provide, each Transferred Employee while such Transferred Employee remains employed with Buyer or the Buyer Subsidiaries: for the period ending on December 31, 2011, employee benefits that are substantially comparable in the aggregate to the employee benefits provided immediately prior to the Closing Date; provided, that (A) the foregoing shall not apply to any Transferred Employee who is subject to a collective bargaining agreement to which any Business Subsidiary is a party and (B) notwithstanding the foregoing, until December 31, 2011, Buyer agrees to provide, or cause a Business Subsidiary to provide in all material respects, such compensation, benefits and terms of employment to Transferred Employees outside of the United States following the Closing as required by applicable Law and subject to Section 6.02(b) below. Without limiting the generality of the immediately preceding sentence, Buyer shall provide, or shall cause the Business Subsidiaries or other Affiliates to provide such cash severance pay and severance benefits provided under the terms of the Subsidiary Plans and any Employment Agreements which the Business Subsidiaries are legally bound to provide immediately prior to the Closing Date to any Transferred Employee whose employment is terminated without cause during the period following the Closing and ending twelve (12) months following the Closing Date on terms and in amounts no less favorable than the cash severance benefits and severance benefits to which such Transferred Employee would have been entitled to, and to which the Business Subsidiaries would have been legally bound to pay, immediately prior to the Closing Date, provided that, to the extent severance benefits include continued medical coverage, such coverage shall be as provided under New Plans and not Seller Plans.

(b) For the first thirty (30) days commencing on the Closing Date (the “Seller Continuation Period”), Seller shall, or cause its Affiliates to, be responsible for providing (i) medical, dental, and vision coverage to each Transferred Employee and his/her eligible covered family members, including COBRA Continuation Coverage to individuals who incur a qualifying event within the Seller Continuation Period, and (ii) a tax gross-up to make each Transferred Employee who receives coverage whole for the tax consequences of Seller providing such coverage, including a payment in respect of all incremental taxes due as a result of any gross-up payment, and Seller shall indemnify and make Buyer whole for any Liability relating to Seller’s failure to provide such coverage. As of the expiration of the Seller Continuation Period and through the period ending on the one (1) year anniversary of the Closing Date, Buyer shall use commercially reasonable efforts to provide, or cause the Business Subsidiaries to provide, medical, dental and vision coverage to all Transferred Employees and their eligible covered family members without any waiting period and without regard to any preexisting condition (to the extent waived under comparable Seller Plans or Subsidiary Plans or otherwise required by applicable Law). After the expiration of the Seller Continuation Period, Buyer shall assume all responsibilities related to providing COBRA Continuation Coverage to the Transferred Employees for qualifying events occurring after the Closing Date. Notwithstanding the foregoing, Transferred Employees who previously elected COBRA Continuation Coverage under Seller’s applicable plans due to the occurrence of a qualifying event occurring after the Closing Date may continue to participate in COBRA Continuation Coverage under Seller’s applicable plans in accordance with applicable law; provided, however, that all costs for such coverage incurred after the expiration of the Seller Continuation Period shall be reimbursed by Buyer and Buyer shall indemnify Seller for the administrative costs related to providing COBRA Continuation Coverage to Transferred Employees that are not otherwise covered by a Transferred Employee’s COBRA Continuation Coverage premiums. For the avoidance of doubt, Seller shall retain responsibility for COBRA obligations related to qualifying events occurring on or prior to the Closing Date.

(c) The Business Subsidiaries shall remain responsible for all Paid Time Off of any Transferred Employee as of the Closing Date.

(d) Notwithstanding anything herein to the contrary, Buyer shall provide, or shall cause the Business Subsidiaries to provide, the bonuses or commissions earned and/or accrued in calendar year 2010 to each of the Transferred Employees (including but not limited to any retention bonuses, success bonuses, or payments pursuant to any incentive compensation plans) as set forth in Section 6.02(d) of the Disclosure Schedules. At Buyer’s written request, Seller shall promptly reimburse or advance to Buyer all amounts provided by Buyer or any of the Business Subsidiaries or other Affiliates of Buyer pursuant to this Section 6.02(d) pursuant to the agreements set forth in the “Retention/Success” subsection of Section 6.02(d) of the Disclosure Schedules, or any such amounts reasonably expected to be provided to such employees within thirty (30) days of such written request, including applicable Taxes thereon. At Seller’s written request, Buyer shall certify that all such amounts were due under such agreements and were actually paid to the relevant employee(s). Buyer shall promptly refund to Seller any payments made by Seller under this Section 6.02(d) to the extent that the amount of actual payments made by Buyer under such agreements with respect to a particular employee exceed the amount of payments or advances funded by Seller under this Section 6.02(d) with respect to such employee.

(e) Notwithstanding anything herein to the contrary, Seller agrees to retain responsibility with respect to continuing long-term disability coverage (on terms substantially consistent with current coverage) to any Transferred Employee on long-term disability as of the Closing Date if coverage does not transfer with such Transferred Employee and if any new long-term disability plan adopted by a Business Subsidiary after the Closing Date does not accept the enrollment of such Transferred Employee.

6.03 Assumption of Employment Contracts and Subsidiary Plans. Buyer or its Affiliates shall assume, or shall cause the Business Subsidiaries to continue, as the case may be,

sponsorship of, and all obligations with respect to, (i) each Employment Agreement, and (ii) each Subsidiary Plan, (to the extent set forth in Section 3.14(a) of the Disclosure Schedules) subject to any amendment or termination thereof that may be permitted by such terms of a Subsidiary Plan, subject to the provisions of Section 6.02(a). Notwithstanding the foregoing, Seller shall bear and, following the Closing, continue to be responsible for (i) all Liabilities with respect to terminations of employment prior to the Closing and (ii) all Liabilities arising under Employment Agreements with individuals listed in Section 6.03 of the Disclosure Schedules.

6.04 Credit for Service; Welfare Benefits.

(a) For purposes of vesting, eligibility to participate and, solely with respect to vacation and severance, level of benefits under the employee benefit plans of Buyer and its Affiliates providing benefits to any Transferred Employees after the Closing Date (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with Seller and the Business Subsidiaries (and their predecessors) before the Closing Date, to the same extent as such Transferred Employee was entitled, before the Closing Date, to credit for such service under any similar employee benefit plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing Date, provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.

(b) In addition, and without limiting the generality of subsection 6.04(a) above and subject to the first sentence of Section 6.02(b), for the period ending on December 31, 2010 and, with respect to short-term disability coverage, until the one-year anniversary of the Closing Date, (A) each Transferred Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent benefits or coverage under such New Plan replaces (or is intended to replace) the same or similar benefits or coverage under an Employee Plan in which such Transferred Employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan, Buyer shall use commercially reasonable efforts to cause: (i) each New Plan to waive all pre-existing condition exclusions, eligibility waiting periods, actively-at-work requirements and requirements to show evidence of good health with respect to participation and coverage requirements for each Transferred Employee and his or her covered dependents (including domestic partners), unless such conditions would not have been waived under the comparable Seller Plan or Subsidiary Plan in which such Transferred Employee participated immediately prior to the Closing Date; and (ii) any eligible expenses incurred by such Transferred Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Transferred Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductibles, coinsurance payments, co-payments and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Except as otherwise provide in Section 6.04(b), commencing thirty (30) days after the Closing Date, any claims of Transferred Employees and their eligible beneficiaries and dependents for health and welfare that are incurred on or after thirty (30) days after the Closing Date shall be the sole responsibility of Buyer and Buyer’s New Plans. For purposes of the preceding sentence of this Section 6.04(c), a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided and not when the condition arose or when the course of treatment began. With respect to disability benefits, a disability claim shall be determined in accordance with the disability plans or policies of Buyer and Seller; provided, that neither Buyer nor Seller shall amend its plans to specifically exclude claims of Transferred Employees that would otherwise be recognized under such plan but for the amendment.

6.05 Cooperation as to Payroll Withholding. As soon as practicable after the date hereof, Seller and Buyer each agree to use reasonable best efforts and cooperate in good faith to promptly establish a process for, and to implement such process that causes, Seller to provide Buyer with such wage, wage withholding and other human resources and payroll-related information as is reasonably required for Buyer to implement the “successor employer” regulations relating to wage withholding contained in Treasury Regulation § 31.3121(a)(1)-1(b) and Revenue Procedure 2004-53 and transition payroll processing and employer record keeping to Buyer as of the Closing Date, except to the extent providing such information is prohibited by applicable Law.

6.06 Communication with the Business Employees. Seller and Buyer agree to cooperate in good faith to establish a process and means by which broad-based oral and written communications and notices to the Business Employees regarding post-Closing matters relating to terms and conditions of employment, compensation and employee benefits shall be made by each of Seller and Buyer after the date of this Agreement.

6.07 Third Party Rights/Amendments to Employee Plans. Except as provided in Section 5.01, nothing in this Agreement, express or implied, shall affect the right of Seller (or, following the Closing, Buyer and its Subsidiaries) to terminate the employment of any employee, including any Business Employee. Nothing in this Agreement shall be construed to grant any current or former employee of any Business Subsidiary a right to continued employment by, or to receive any payment or benefits from, any Business Subsidiary or through any Employee Plan, including any Seller Plan or Subsidiary Plan, or other benefit plan that increases or expands such Person’s rights beyond what is provided by the terms of such plan. Except as provided in Section 5.01, this Agreement shall not limit the ability or right of Seller or its Affiliates (or Buyer or its Affiliates after the Closing) to amend or terminate any Employee Plan or other benefit or compensation plan or program and nothing contained herein shall be construed as an amendment to or modification of any such plan. Nothing contained in this Article VI, express or implied, shall (i) constitute an amendment to any Employee Plan, including any Seller Plan or Subsidiary Plan, or other benefit plan, (ii) create any third party beneficiary rights or (iii) inure to the benefit of or be enforceable by any employee, director or consultant of Seller, Buyer, any Business Subsidiary or their respective Subsidiaries and Affiliates, of any entity or any Person representing the interest of any employees, directors or consultants or of any Person whose rights are derivative of any such employee (including a family member or estate of the employee).

ARTICLE VII

TAX MATTERS

7.01 Tax Indemnification.

(a) Seller shall be responsible for, pay or cause to be paid, and shall indemnify Buyer and each of its Subsidiaries and Affiliates (including the Business Subsidiaries after the Closing Date) (each a “Buyer Tax Indemnitee”) and hold each Buyer Tax Indemnitee harmless from and against, without duplication, any and all (i) Excluded Taxes (other than any Taxes reflected as a liability in the Final Working Capital Statement) and (ii) Taxes attributable to any breach by Seller of the covenant in Section 5.01(r); provided that any such liability described in subclause (i) and (ii) shall be calculated by taking into account any net operating loss (or similar tax attribute) or credit available to the Business Subsidiaries in such Pre-Closing Tax Period, as determined prior to the utilization of any such attributes by Buyer during the Post-Closing Tax Period.

(b) Buyer shall be responsible for, pay or cause to be paid, and shall indemnify Seller and its Subsidiaries and Affiliates (other than the Business Subsidiaries) (each a “Seller Tax Indemnitee”) and hold each Seller Tax Indemnitee harmless from and against any and all (i) Taxes of or imposed on the Business Subsidiaries or the Purchased Assets for any Post-Closing Tax Period other than Taxes included in the definition of Excluded Taxes, (ii) Taxes attributable to any breach by Buyer or any of its Affiliates of the covenants in Section 7.07, and (iii) of the portion of Transfer Taxes for which Buyer is responsible pursuant to Section 7.06.

(c) For purposes of this Agreement, in the case of any Straddle Period of a Business Subsidiary, (i) Property Taxes of such Business Subsidiary allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) of such Business Subsidiary allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period.

(d) For purposes of this Agreement, in the case of any Straddle Period relating to the Purchased Assets, Property Taxes relating to the Purchased Assets allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period.

7.02 Tax Returns.

(a) Seller shall prepare, or cause to be prepared and, to the extent permitted by law, file, or cause to be filed, all Tax Returns required to be filed or that may be filed by the Business Subsidiaries prior to the Closing Date with respect to any Pre-Closing Tax Period (other than a Straddle Period) in a manner consistent with past practice with respect to the Business Subsidiaries unless otherwise required by applicable Law.

(b) Seller shall prepare, or cause to be prepared in a manner consistent with past practice with respect to the Business Subsidiaries unless otherwise required by applicable Law, all foreign, state, and local Tax Returns required to be filed by any of the Business Subsidiaries on separate return basis after the Closing Date and not otherwise previously filed pursuant to Section 7.02(a) with respect to any Pre-Closing Tax Period (other than a Straddle Period) (such Tax Returns “Separate Pre-Closing Tax Returns”). To the extent that any such Separate Pre-Closing Tax Return would reasonably be expected to have an adverse effect on any of the Business Subsidiaries for Post-Closing Tax Period, Buyer shall have the right to review and comment on such return and Seller shall consider in good faith any comments reasonably request by Buyer. Each Separate Pre-Closing Tax Return shall be filed timely by the applicable Business Subsidiary, and the applicable Business Subsidiary shall pay the Tax required to be shown due thereon. In addition, Seller shall prepare, in a manner determined in the Seller’s sole discretion, and file U.S. federal, state, local or foreign Tax Returns with respect to any Pre-Closing Tax Period that (x) are filed on a consolidated, combined or unitary basis with Seller or any of the Selling Corporations, (y) include any of the Business Subsidiaries and (z) are required to be filed after the Closing Date (such Tax Returns “Consolidated Pre-Closing Tax Returns”), and shall pay or cause to be paid the amount of Tax required to be shown due thereon. The Business Subsidiaries shall cooperate fully in providing all information in their possession and not otherwise available to the Seller that is required to be included in such separate Pre-Closing Tax Returns or Consolidated Pre-Closing Tax Returns as the Seller may reasonably request.

(c) Following the Closing Date, Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns for Straddle Periods required to be filed by the Business Subsidiaries.

(d) Buyer shall prepare and file, or cause to be prepared and filed, all other Tax Returns required to be filed by the Business Subsidiaries after the Closing Date with respect to any Post-Closing Tax Period.

(e) Buyer shall submit each Tax Return prepared for a Straddle Period to Seller (together with schedules, statements and, to the extent reasonably required by Seller, supporting documentation) at least 30 days prior to the due date (including extensions) of such Tax Return. If Seller objects to any item on any such Tax Return, it shall, within 30 days after delivery of such Tax Return, notify Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection is duly delivered, Buyer and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items.

(f) To the extent any amount for which Seller is responsible pursuant to Section 7.01(a) is required to be paid in respect of any Separate Pre-Closing Tax Return after the Closing Date, Seller shall pay such amount to Buyer or the applicable Business Subsidiary at least five days before payment of such amount is due (including estimated Taxes).

(g) To the extent any amount for which Seller is responsible pursuant to Section 7.01(a) is required to be paid in respect of any Consolidated Pre-Closing Tax Return after the Closing Date, Seller shall pay such amount to the applicable taxing authority at or before the time at which payment of such amount is due (including estimated Taxes), and furnish Buyer or the applicable Business Subsidiary with evidence of such payment.

(h) Any refund paid or credited to a Business Subsidiary with respect to a Pre-Closing Tax period shall be for Seller’s account, except for any refund attributable to any post-Closing deduction, loss, credit or similar benefit. The portion of any refund paid or credited to a Business Subsidiary that is attributable to the pre-Closing portion of any Straddle Tax Period shall be for Seller’s account, except for any refund attributable to any post-Closing deduction, loss, credit or similar benefit. All other refunds paid or credited to a Business Subsidiary shall be for the Business Subsidiaries’ account. The applicable Business Subsidiary shall pay to Seller the amount of any refund that is for Seller’s account within 15 days after receipt thereof by the applicable Business Subsidiary. The parties shall cooperate in making a formal or informal claim for any refund attributable to a Straddle Period.

(i) Any refund paid or credited to Seller or any Affiliate of Seller, other than any Business Subsidiary, with respect to a Pre-Closing Tax period shall be for Seller’s account, except for any refund attributable to any post-Closing deduction, loss, credit or similar benefit. The portion of any refund paid or credited to Seller or any Affiliate of Seller, other than any Business Subsidiary, that is attributable to the post-Closing portion of any Straddle Tax Period shall be for Buyer’s account. All other refunds paid or credited to Seller or any Affiliate of Seller, other than a Business Subsidiary shall be for Seller’s account. The Seller or the applicable Affiliate shall pay to Buyer the amount of any refund that is for Buyer’s account within 15 days after receipt thereof by Seller or the applicable Affiliate. The parties shall cooperate in making a formal or informal claim for any refund attributable to a Straddle Period.

7.03 Cooperation and Exchange of Information. After the Closing Date, the parties shall furnish, or cause to be furnished, to each other, upon request, in a timely manner, such information (including access to books and records) and assistance relating to the Business Subsidiaries as is reasonably necessary for the filing of any Tax Return, for the preparation of any audit, for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment and for Tax planning.

7.04 Tax Contests.

(a) Each party entitled to an indemnity payment pursuant to Section 7.01 (a “Tax Indemnified Party”) agrees to give written notice to the indemnifying party (the “Tax Indemnitor”) which involves the assertion of any claim, or the commencement of any audit, suit, action or proceeding (collectively, a “Tax Claim”) in respect of which indemnity may be sought ( an “Indemnifiable Tax”) within 30 days of such receipt or such earlier time as would allow the Tax Indemnitor to timely respond to such Tax Claim; provided, however, that a failure to give such notice will not affect a Tax Indemnified Party’s right to indemnification hereunder except to the extent that the Tax Indemnitor is materially prejudiced by such failure (and then only to the extent of such prejudice).

(b) The Tax Indemnitor shall, at its own expense, assume control of the defense of any Tax Claim for any Indemnifiable Tax so long as the Tax Indemnitor acknowledges its obligation to indemnify the Tax Indemnified Parties for the full amount of any adjustment for an Indemnifiable Tax that may be made as a result of such Tax Claim. Subject to 7.04(c), if the Tax Indemnitor assumes control of such defense, the Tax Indemnitor shall (i) notify the Tax Indemnified Party of significant developments with respect to such Tax Claim and keep the Tax Indemnified Party reasonably informed, (ii) consult with the Tax Indemnified Party with respect to any issue that reasonably could be expected to have an adverse effect on the Tax Indemnified Party or any of its Affiliates (including by giving rise to an indemnity obligation of the Tax Indemnified Party or any of its Affiliates), and without limiting in any manner whatsoever Tax Indemnitor’s rights to control and resolve such Tax Claim as Tax Indemnitor in its sole discretion decides, Tax Indemnitor will consult with the Tax Indemnified Party in good faith to mitigate any such adverse effect on the Tax Indemnified Party, and (iii) give to the Tax Indemnified Party a copy of any Tax adjustment proposed in writing with respect to such Tax Claim and copies of any other material correspondences with the relevant taxing authority with respect to such Tax Claim. Notwithstanding the foregoing, Tax Indemnitor shall not pay or compromise any material tax liability of or relating to any of the Business Subsidiaries asserted with respect to any Tax Claim that arises from any Tax Return for a Pre-Closing Tax Period and that relates to an issue that materially recurs for any Post-Closing Tax Period, without the prior written consent of Buyer, which consent shall not be unreasonably, withheld, delayed or conditioned. This subsection shall not be construed to require Seller or any of its Affiliates to make available to the Buyer or any other Person any of their Consolidated Pre-Closing Tax Returns or any other Tax Return that is filed on a combined, consolidated, affiliated or unitary basis.

(c) With respect to any Tax claim relating to Taxes for any Straddle Period, Buyer shall, at its own expense, assume control of the defense of such Tax Claim; provided that Buyer shall (i) notify Seller of significant developments with respect to such Tax Claim and keep Seller reasonably informed, (ii) consult with Seller with respect to any issue that reasonably could be expected to have an adverse effect on Seller or any of its Affiliates (including by giving rise to an indemnity obligation of Seller or any of its Affiliates), and (iii) give to Seller a copy of any Tax adjustment proposed in writing with respect to such Tax Claim and copies of any other material correspondences with the relevant taxing authority with respect to such Tax Claim. Buyer shall not pay or compromise any Tax liability asserted with respect to any Tax Claim relating to Taxes for any Straddle Period, without the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

(d) Without limiting the generality of Section 7.03, the Tax Indemnified Party shall give the Tax Indemnitor such information with respect to any Tax Claim as the Tax

Indemnitor may reasonably request. In addition, if, and to the extent required, the Tax Indemnified Party shall promptly execute and deliver, or cause to be executed and delivered by the relevant taxpayer, reasonable powers of attorney or other documents authorizing the Tax Indemnitor to defend and settle such Tax Claim in accordance with this Section 7.04.

7.05 Tax Sharing Agreements. To the extent relating to the Business Subsidiaries, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Business Subsidiaries, on the one hand, and Seller or any of its Affiliates, on the other hand, are parties, so that neither Seller or any of its Affiliates nor any of the Business Subsidiaries shall have any rights or obligations thereunder after the Closing.

7.06 Transfer Taxes. Buyer and Seller shall each be responsible for and shall pay fifty percent of all documentary, sales, use, registration, value added, ad valorem, transfer, stamp and similar Taxes, fees and costs (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement, it being understood that Transfer Taxes shall not include Taxes on gain or withholding Taxes. Each party shall file all Tax Returns and other documentation with respect to Transfer Taxes which such party is required by Law to file, and, if required by Law, the other party shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

7.07 Certain Actions by Buyer.

(a) Buyer shall not, and shall cause the Business Subsidiaries not to, without the prior written consent of Seller, from the period commencing with the Closing Date until December 31, 2010 pay any dividends or distributions with respect to any Foreign Business Subsidiary (other than any Foreign Business Subsidiary for which a 338(g) election has been made pursuant to Section 7.07(b). For the avoidance of doubt, the covenants contained in this Section 7.07(a) shall apply only if the Closing Date occurs on or prior to December 31, 2010, and such covenants shall not apply if the Closing Date occurs on or after January 1, 2011.

(b) At the election of Buyer, Buyer shall be permitted to make, or caused to be made, an election pursuant to Section 338(g) of the Code (or similar election under state, local, or foreign Law) with respect to the acquisition of the Shares or the equity interests of any Business Subsidiary, provided that, in connection with any such election, Buyer shall (A) no later than 60 days prior to the filing of such election, determine and provide to Seller an allocation of the relevant portion of the Total Consideration among the assets that will be deemed to be acquired, for United States federal income tax purposes, pursuant to Section 338(g) of the Code, in accordance with Section 338 and the applicable Treasury Regulations, (B) consult with Seller, in good faith, as to the determination of such allocation and any relevant considerations relating thereto, (C) no later than 30 days following the delivery by Seller to Buyer of a written statement setting forth the computation of the Reimbursement Amount (as defined below) in reasonable detail, reimburse Seller or any of its Affiliates (as the case may be) for any increased Taxes incurred by Seller or any of its Affiliates as a result of any Section 338(g) election or analogous elections made, or to be made, such that the Seller or any of its Affiliates, as applicable, will receive the same after-tax proceeds as if the applicable Selling Corporation had sold stock and no Section 338(g) election or any analogous election was made (the “Reimbursement Amount”), and (D) promptly provide written notice to Seller of any audit or other investigation that may be initiated in connection with a Section 338(g) election or any analogous election. If the Buyer and Seller disagree as to the computation of the Reimbursement Amount, the reconciliation procedure set forth in Section 2.08 hereof shall apply to resolve any such dispute.

7.08 Exclusivity. Anything in this Agreement to the contrary notwithstanding, indemnification with respect to Tax matters and the procedures relating thereto shall be governed exclusively by this Article VII and the provisions of Article X shall not apply.

7.09 Survival. The representations and warranties set forth in Section 3.17 shall terminate on the Closing Date. The obligations to indemnify and hold harmless any party pursuant to Section 7.01, shall terminate 60 days after expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver or extension thereof); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a specific claim by delivering to the party claimed to be providing the indemnification a notice of such claim pursuant to Section 7.04, stating in reasonable detail the basis of such claim.

7.10 Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign law) or otherwise by applicable Law, Seller, Buyer and their respective affiliates shall treat any and all payments under this Article VII, Section 2.09 or Article X, and any and all payments from Seller to Buyer under Section 11.02 as an adjustment to the Purchase Price for Tax purposes.

7.11 FIRPTA Certificates. At the Closing, Seller shall deliver or cause to be delivered to Buyer the certificates of non-foreign status of each of the Selling Corporations (other than CoreLogic Investments Corporation) described in Section 2.05(d).

ARTICLE VIII

CONDITIONS TO CLOSING

8.01 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Seller in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct in all material respects as of such date.

(b) Covenants. The covenants contained in this Agreement required to be complied with by Buyer on or before the Closing shall have been complied with in all material respects.

(c) Certificate. Seller shall have received a certificate of Buyer, dated as of the Closing Date and signed by a senior officer of Buyer (but without personal liability to such officer), certifying as to the fulfillment of the foregoing subsections (a) and (b).

(d) Antitrust and Competition Approval. (i) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and (ii) any material approvals under the Competition Laws of foreign jurisdictions shall have been obtained.

(e) No Governmental Order. There shall be no Governmental Order in existence that prohibits or materially restrains the Sale.

(f) Deliveries. Buyer and its Affiliates shall have made or caused to be made delivery to Seller of the items required to be delivered by it by Section 2.06.

8.02 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Buyer in its sole discretion, at or prior to the Closing, or each of the following conditions:

(a) Representations and Warranties. (x) the representations and warranties set forth in Sections 3.01, 3.02, 3.03 and 3.07(i) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (other than, in the case of Sections 3.01, 3.02 and 3.03, for such failures to be true and correct as are de minimis in effect) and (y) all other representations and warranties of Seller contained in this Agreement, when read without any exception or qualification as to material adverse effect or materiality, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, except where the failure of such representations or warranties to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (x) and (y), as applicable) only as of such date or period.

(b) Covenants. Each of the covenants contained in this Agreement required to be complied with by Seller on or before the Closing shall have been complied with in all material respects.

(c) Certificate. Buyer shall have received a certificate of Seller, dated as of the Closing Date and signed by a senior officer of Seller (but without personal liability to such officer), certifying as to the fulfillment of the foregoing subsections (a) and (b).

(d) Antitrust and Competition Approval. (i) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and (ii) any material approvals under the Competition Laws of the relevant foreign jurisdictions specified in Section 8.01(a) of the Disclosure Schedules shall have been obtained.

(e) No Governmental Order. There shall be no Governmental Order in existence that prohibits or materially restrains the Sale.

(f) Deliveries. Seller and its Affiliates shall have made, or caused to be made, delivery to Buyer of the items required to be delivered by it by Section 2.05.

(g) No Proceeding or Litigation. No Action shall have been commenced or threatened by any Governmental Authority against either Seller or Buyer, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of Buyer, is likely to render it impossible or unlawful to consummate such transactions or which could have a Material Adverse Effect.

(h) Minimum Cash Threshold. The Business Subsidiaries shall have a minimum amount of cash equal to the Minimum Cash Threshold.

ARTICLE IX

TERMINATION

9.01 Termination. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have occurred by March 31, 2011 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to a party whose failure to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the conditions to the obligation of the other party to consummate the transactions contemplated by this Agreement set forth in Article VIII to be satisfied by such date;

(c) by Seller if all the conditions set forth in Section 8.02 have been satisfied or waived (other than those conditions to be satisfied or waived by action taken at the Closing), and Buyer fails to consummate the transactions contemplated by this Agreement within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.02; provided, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to Seller if its failure to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the conditions set forth in Section 8.02 to be satisfied by the date after which Seller may terminate this Agreement under this Section 9.01(c);

(d) by either Seller or Buyer in the event of the issuance of a final, nonappealable Governmental Order by a Governmental Authority of competent jurisdiction in the United States restraining or prohibiting the sale of the Shares;

(e) by Seller, if there shall have been a breach of any of the covenants or agreements or failure to be true of any of the representations or warranties set forth in this Agreement on the part of Buyer, which breach or failure to be true would result in, if occurring or continuing at the Closing, the failure of the conditions set forth in Sections 8.01(a), (b) and (c) and which is not cured by the earlier of (i) the Termination Date and (ii) thirty (30) days following written notice to Buyer of such breach or failure to be true; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if Seller is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement; or

(f) by Buyer, if there shall have been a breach of any of the covenants or agreements or failure to be true of any of the representations or warranties set forth in this Agreement on the part of Seller, which breach or failure to be true would result in, if occurring or continuing at the Closing, the failure of the then-applicable conditions set forth in Sections 8.02(a), (b) and (c), and which is not cured by the earlier of (i) the Termination Date and (ii) thirty (30) days following written notice to Seller of such breach or failure to be true; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.01(f) if Buyer is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement.

9.02 Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the other party or parties, as the case may be, to this Agreement.

9.03 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and, except in the case of any material breach of this Agreement, there shall be no liability on the part of any party to this Agreement, except as set forth in the Confidentiality Agreement. The provisions of this Section 9.03 and Article XI (other than Section 11.01) shall survive any termination of this Agreement.

9.04 Extension; Waiver. At any time prior to the Closing, either Seller or Buyer may (a) extend the time for the performance of any of the obligations or other acts of the other Person, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE X

INDEMNIFICATION

10.01 Indemnification by Seller.

(a) Subject to Sections 10.01(b), 10.03, 10.05 and 11.01, if the Closing shall occur, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and its Representatives (collectively, the “Buyer Indemnified Parties”) against, and reimburse any Buyer Indemnified Party for, all Losses that such Buyer Indemnified Party may suffer, accrue or incur, or become subject to, to the extent resulting from, attributable to, based upon or arising out of:

(i) the breach of or inaccuracy in any representations or warranties made by Seller in this Agreement (other than the representations and warranties contained in Section 3.17 hereof) as of the date of this Agreement or the Closing Date (or with respect to representations and warranties that are made as of a specific date, as of such date);

(ii) the breach or failure by Seller to perform, or cause to be performed, any of its covenants or obligations contained in this Agreement (other than the covenants or obligations contained in Section 5.01(r), and Article VII hereof);

(iii) any unpaid costs and expenses of the Business Subsidiaries, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements on or prior to the Closing Date;

(iv) any claim, cause of action or Action by any Person arising before, on or after the Closing Date against any Buyer Indemnified Party with respect to any business activity of Seller or its Affiliates (other than the Business Subsidiaries) other than the Business; or

(v) except as otherwise provided in the last sentence of Section 10.03(b), the Actions set forth on Section 10.01(a)(v) of the Disclosure Schedules (net of any insurance proceeds and other reimbursements actually received by Buyer or its Affiliates relating to such matters).

(b) Notwithstanding any other provision to the contrary:

(i) Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Losses pursuant to Section 10.01(a)(i), (A) to the extent such Losses were included as liabilities in Working Capital as shown on the Final Working Capital Statement, and (B) until the aggregate amount of the Buyer Indemnified Parties’ Losses under Section 10.01(a)(i) exceeds $2,650,000

(the “Threshold”), after which Seller shall be obligated for all Losses of the Buyer Indemnified Parties, but only if such Losses are not excluded from indemnification pursuant to Section 10.01(b)(i)(A); provided, however, any and all Losses payable pursuant to (x) Section 7.01(a)(i) with respect to clause (D) of the definition of “Excluded Taxes” and (y) Section 10.01(a)(v) shall not be counted for purposes of determining whether the Threshold has been reached;

(ii) the cumulative indemnification obligation of Seller under Section 10.01(a)(i) shall in no event exceed $26,500,000 (the “Cap”);

provided, that any qualification of the representations and warranties (other than the representations and warranties contained in Sections 3.07(b)) by reference to the materiality of or Material Adverse Effect relating to the matters stated therein, or words of similar effect, shall be disregarded in determining any breach thereof or the amount of any Loss arising therefrom and provided, further, that neither the Threshold nor the Cap shall apply to any claim involving Losses resulting from or arising out of breach of the representations and warranties made in Sections 3.03, 3.18, or 3.19 .

10.02 Indemnification by Buyer.

(a) Subject to Sections 10.03, 10.05 and 11.01, if the Closing shall occur, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates and its Representatives (collectively, the “Seller Indemnified Parties”) against, and reimburse any Seller Indemnified Party for, all Losses that such Seller Indemnified Party may suffer, accrue or incur, or become subject to, to the extent resulting from, attributable to, based upon or arising out of:

(i) the breach of or inaccuracy in any representations or warranties made by Buyer in this Agreement as of the date of this Agreement or as of the Closing Date (or with respect to representations and warranties that are made as of a specific date, as of such date);

(ii) the breach or failure by Buyer to perform, or cause to be performed, any of its covenants or obligations contained in this Agreement (other than the covenants or obligations contained in Article VIII hereof); or

(iii) any claim, cause of action or Action by any Person arising before, on or after the Closing Date against any Seller Indemnified Party with respect to the Business Subsidiaries or the Business (including Buyer’s actions with respect to the Business subsequent to the Closing Date), except for any claims with respect to which Seller is obligated to indemnify the Buyer Indemnified Parties under a Transaction Agreement (without giving effect to any monetary, temporal or other limitations on Seller’s indemnification obligations thereunder).

10.03 Indemnification Procedures.

(a) A Person that may be entitled to be indemnified under a Transaction Agreement (the “Indemnified Party”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under such agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent the Indemnifying Party is materially prejudiced by such failure (and then only to the extent of such prejudice), it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 10.01 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.03(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within thirty (30) days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party and so long as the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party for Losses related to such Third Party Claim); provided, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense and shall (and shall cause its counsel to) reasonably cooperate with the Indemnified Party’s counsel in its so participating; provided, further, that the Indemnifying Party may not assume control of the defense of any Third Party Claim (x) involving criminal liability, (y) seeking injunctive relief, or (z) by a current material customer or supplier of the Business or Buyer (each such Third Party Claim, an “Excluded Claim”). The Indemnified Party may take any actions reasonably necessary to avoid material prejudice to defend such Third Party Claim prior to the time that it receives notice from the Indemnifying Party as contemplated by the preceding sentence. In the event of any Excluded Claim, the Indemnified Party shall, upon written notice to the Indemnifying Party at the time a Notice of Claim in respect of such Excluded Claim is first given to the Indemnifying Party, have the right to elect to either (A) assume and conduct the defense of such Excluded Claim, or (B) submit such Excluded Claim to the Indemnifying Party, in which case such Third Party Claim shall no longer constitute an Excluded Claim. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.03(b), or such claim is an Excluded Claim and the Indemnified Party elects to assume and conduct the defense of such Excluded Claim, the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party shall assume the defense and control of a Third Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence after consultation with the Indemnified Party and shall use commercially reasonable efforts in the defense or settlement of such Third Party Claim. Seller or Buyer, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim, in each case at no cost to the Indemnifying Party. If the Indemnifying Party shall have assumed the defense and control of a Third Party Claim, it shall consent to the settlement of, or the entry of any judgment arising from, any Third Party Claim, without the prior written consent of the Indemnified Party. The Indemnified Party will not consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything in this Agreement to the contrary, Seller shall assume the sole defense and control of any Third Party Claims referenced in Section 10.01(a)(v) (at the expense of Seller) and Buyer shall cooperate with Seller and its counsel in connection with the defense or settlement of such matter (including any appeals or arbitrations with respect thereto); provided, that Seller shall allow Buyer a reasonable opportunity to monitor the defense of such matter with its own counsel at its own expense (which expenses shall be excluded from the indemnity provided in Section 10.01(a)(v) of this Agreement).

(c) If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 10.01 or 10.02 and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

10.04 Exclusive Remedies. Except with respect to the matters covered by Sections 2.07 through 2.09 and with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII), Seller and Buyer acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.01 and 10.02 shall be the sole and exclusive remedies of Seller and Buyer, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by the other party, or any failure by the other party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, by such other party prior to the Closing; provided, however, that this section shall not be deemed a waiver by any party of any right to specific performance or injunctive relief or preclude a party from bringing an action for fraud or a knowing misrepresentation.

10.05 Additional Indemnification Provisions.

(a) With respect to each indemnification obligation contained in a Transaction Agreement (i) all Losses shall be net of any third-party insurance proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be remitted to the Indemnifying Party to the extent of the indemnification payment made, after deducting related costs and expenses of making such insurance claims and any resulting increased premium costs), and the Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance provisions covering such Loss to the same extent as it would if such Loss were not subject to indemnification hereunder, and (ii) in no event shall the Indemnifying Party have liability to the Indemnified Party for any consequential, special, incidental, indirect or punitive damages, except to the extent actually required to be paid to a Governmental Authority or other third party.

(b) The rights and remedies of any party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations, warranties and covenants of Seller and Buyer’s rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of Buyer (including by any of its advisors, consultants or representatives) or by reason of the fact that Buyer or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of Buyer’s waiver of any condition set forth in Section 8.02.

10.06 Mitigation. Each of the parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder; provided, however, that the costs of such mitigation shall be indemnifiable Losses.

ARTICLE XI

GENERAL PROVISIONS

11.01 Survival. The representations and warranties of Seller and Buyer contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date (other than the representations and warranties made in Section 3.17, which shall survive solely to the extent provided in Section 7.09), at which time they shall terminate (and no claims shall be made for indemnification under Section 10.01 or 10.02 thereafter); provided, however, that (a) the representations and warranties made in Sections 3.01, 3.02, 3.03, 3.19, 4.01, 4.02 and 4.09 shall survive the Closing indefinitely and (b) the representations and warranties made in Section 3.14(c) shall survive until the expiry of the applicable statutes of limitation, and (c) the representations and warranties made in Section 3.14(g) shall survive until the earlier of (x) the expiry of the applicable statutes of limitation and (y) the date that is three (3) years after the Closing Date. The covenants and agreements of Seller and Buyer to be wholly performed prior to the Closing shall survive the Closing for a period of eighteen (18) months after the Closing Date, and the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing Date shall survive for the period provided in such covenants and agreements, if any, or until fully performed. After the end of the applicable period set forth in each of the two preceding sentences, no claim for breach of such representations, warranties or covenants may be brought, and no action with respect thereto may be commenced, and no party shall have any liability or obligation with respect thereto, unless the Indemnified Party gave written notice to the Indemnifying Party, specifying in reasonable detail the circumstances with respect to the breach of the representation, warranty or covenant claimed, on or before the expiration of such period, as applicable, in which case the right of the party providing such written notice to assert its right to indemnification as to the matters so noticed shall not expire until the dispute is resolved.

11.02 Expenses. Except as may otherwise be specified in the Transaction Agreements and in the expense reimbursement letter agreement dated November 17, 2010, between Seller and Symphony Technology Group, and the binding expense reimbursement provisions of the letter agreements dated November 28, 2010, December 15, 2010 and December 22, 2010, between Seller and Symphony Technology Group, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, and financing sources incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that the costs and expenses of the Business Subsidiaries incurred on or prior to the Closing Date shall be paid by Seller.

11.03 Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be, unless otherwise specified in any Transaction Agreement, in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.03):

if to Seller:

CoreLogic, Inc.

4 First American Way

Santa Ana, CA 92707

Tel. 714-250-6400

Fax 714-250-6917

Attn: General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

Telephone: 213-687-5000

Facsimile: 213-687-5650

Attn: Brian J. McCarthy, Esq.

          David C. Eisman, Esq.

if to Buyer:

STG-Fairway Holdings, LLC

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Telephone: (415) 935-9500Facsimile No.: (415) 358-8835

Attn: Chief Financial Officer

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

525 Market Street

San Francisco, CA 94105

Telephone: 415-616-1100

Facsimile: 415-616-1199

Attn: Steve L. Camahort, Esq.

11.04 Public Announcements. Neither party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication.

11.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

11.06 Entire Agreement. Except as otherwise expressly provided in the Transaction Agreements, the Confidentiality Agreement, the expense reimbursement letter agreement dated November 17, 2010, between Seller and Symphony Technology Group, and the binding expense reimbursement provisions of the letter agreements dated November 28, 2010, December 15, 2010 and December 22, 2010, between Seller and Symphony Technology Group, constitute the entire agreement of Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements and the Confidentiality Agreement and supersede all prior agreements, undertakings and understandings, both written and oral to the extent not in conflict with this Agreement, between or on behalf of Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements and the Confidentiality Agreement.

11.07 Assignment. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of Seller and Buyer, except that (i) Seller may assign any or all of its rights and obligations under this Agreement to any of its controlled Affiliates and (ii) Buyer may assign its rights to purchase the Shares and the Purchased Assets hereunder to (i) one or more of its Affiliates or (ii) for collateral security purposes to any lender providing any financing to Buyer or its Affiliates; provided, in each case, that no such assignment shall release the assignor from any liability or obligation under this Agreement. Any attempted assignment in violation of this Section 11.07 shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their permitted successors and assigns.

11.08 No Third-Party Beneficiaries. Except as provided in Article X with respect to Seller Indemnified Parties and Buyer Indemnified Parties and Section 11.07(ii), this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement or any other Transaction Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy. The Seller and its Subsidiaries expressly agree and acknowledge that no potential or actual lender to the Buyer or its Affiliates shall have any liability or obligation (whether known or unknown, whether asserted or unasserted, whether accrued or unaccrued, whether liquidated or unliquidated, whether fixed, absolute or contingent, whether in contract, tort or otherwise and including all fees, costs, expenses, damages, losses, fines, penalties and assessments relating thereto) under this Agreement. The potential and actual lenders to the Buyer or its Affiliates are third party beneficiaries of the immediately preceding sentence.

11.09 Amendment. No provision of this Agreement or any other Transaction Agreement, including any Exhibits or Schedules thereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the parties to such agreement. No consent from any Indemnified Party under Article X (other than the parties to this Agreement) shall be required in order to amend this Agreement.

11.10 Governing Law; Submission to Jurisdiction.

(a) The Transaction Agreements and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein or therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise (a “Dispute”)) shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of Law rules that might lead to the application of the Laws of any other jurisdiction.

(b) Each of Seller and Buyer agrees that any Dispute shall be resolved only in the Courts (whether in law or chancery) of the State of Delaware or the United States District Court for the District of Delaware (the “Delaware Courts”). In that context, and without limiting the generality of the foregoing, each of Seller and Buyer by this Agreement irrevocably and unconditionally:

(i) submits for itself and its property in any Action relating to the Transaction Agreements, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Delaware Courts, and agrees that all claims in respect of any such Action shall be heard and determined in the Delaware Courts;

(ii) consents that any such Action may and shall be brought in the Delaware Courts and waives any objection that it may now or hereafter have and agrees not to assert, as a defense in any action, suit or proceeding, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts;

(iii) agrees that service of process in any such Action may be effected by mailing a copy of such process by registered or certified mail, postage prepaid, to such party at its address as provided in Section 11.03;

(iv) agrees that it will not bring any Action in any court other than the Delaware Courts; and

(v) agrees that nothing in the Transaction Agreements shall affect the right to effect service of process in any other manner permitted by the Laws of the State of Delaware.

11.11 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the transactions contemplated hereby, will cause irreparable injury to the other party, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of temporary, preliminary and permanent injunctive relief by the Delaware Courts to compel performance of such party’s obligations, or to prevent breaches or threatened breaches of this Agreement, and to the granting by the Delaware Courts of the remedy of specific performance of its obligations hereunder, without, in any such case, the requirement to post any bond or other undertaking, in addition to any other rights or remedies available hereunder or at law or in equity.

11.12 Rules of Construction. Interpretation of the Transaction Agreements shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in the Transaction Agreements shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the headings contained in the Transaction Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (i) Seller and Buyer have each participated in the negotiation and drafting of the Transaction Agreements and if an ambiguity or question of interpretation should arise, the Transaction Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in any of the Transaction Agreements; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) any reference to “days” means calendar days unless Business Days are expressly specified; (l) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (m) an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statement or (iii) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto; and (n) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Buyer hereunder shall be a joint and several obligation of Buyer and the Business Subsidiaries.

11.13 Counterparts. Each of the Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile or email attachment shall be as effective as delivery of a manually executed counterpart of any such Agreement.

11.14 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE FINANCING COMMITMENTS, ANY OTHER TRANSACTION AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THE TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.14.

11.15 Waiver. Neither the failure nor any delay by any party in exercising any right under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right. To the maximum extent permitted by applicable Law: (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

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IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

CORELOGIC, INC.

By:	/s/ Anand Nallathambi
	Name:	Anand Nallathambi
	Title:	President and Chief Executive Officer

STG-FAIRWAY HOLDINGS, LLC

By:	/s/ William F. Chisholm
	Name:	William F. Chisholm
	Title:	Managing Director